Exhibit 99.2

Royal Bank of Canada reports record results for the first quarter of 2007

The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
First quarter 2007 highlights compared with the first quarter of 2006 (1):
•	Net income of $1,494 million, up 27.6%
•	Diluted earnings per share (EPS) of $1.14, up 28.1%
•	Return on common equity (ROE) of 27.3%, up 340 basis points
•	Revenue of $5,698 million, up $738 million, or 15%
•	Non-interest expense of $3,067 million, up $316 million, or 11%
•	Announced a $.06, or 15%, increase to our quarterly dividend

(1)	Effective November 1, 2006, results reported on a total consolidated basis are comparable to results reported as from continuing operations for the corresponding prior periods.
TORONTO, March 2, 2007 – Royal Bank of Canada (RY on TSX & NYSE) reported record net income of $1,494 million for the first quarter ended January 31, 2007, up $323 million, or 27.6%, from a year ago. Diluted EPS were $1.14, up 28.1%. ROE was 27.3%, compared to 23.9% a year ago. This growth was largely attributable to strong earnings across all our business segments including an increase of 31% in RBC Canadian Personal and Business, 27% in RBC Capital Markets and 48% in RBC U.S. and International Personal and Business.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We have started 2007 with outstanding results that reflect continued investments in all our business segments. Execution of our strategic initiatives is helping us improve market share in Canada and expand our businesses globally.”
     Total revenue increased $738 million, or 15%, from a year ago primarily due to solid growth in our wealth management and banking businesses driven by expansion, targeted acquisitions and the successful execution of our strategic initiatives. Stronger equity and debt trading results due to significant transactions and increased revenue from certain equity trading strategies also contributed to the increase. These factors were partially offset by lower insurance-related revenue mainly due to the negative impact of the implementation of the new financial instruments accounting standards which was largely offset in insurance policyholder benefits, claims and acquisition expense.

	Table of contents
1	First quarter highlights	14	Quarterly results and trend analysis	23	RBC Capital Markets
2	President & Chief Executive Officer’s	15	Accounting matters and controls	24	Corporate Support
	message	16	Business segment results	25	Balance sheet data and analysis
4	Management’s Discussion and	16	How we measure and report our	26	Capital management
	Analysis		business segments	29	Off-balance sheet arrangements
4	About Royal Bank of Canada	16	Impact of foreign exchange rates on	29	Related party transactions
4	Caution regarding forward-looking		our business segments	29	Risk management
	statements	17	Key performance and non-GAAP	34	Interim Consolidated Financial
5	Selected financial highlights		measures		Statements
6	Executive summary	19	RBC Canadian Personal and Business	38	Notes to the Interim Consolidated
10	Consolidated results	21	RBC U.S. and International Personal		Financial Statements
			and Business	51	Shareholder information

2   Royal Bank of Canada   First Quarter 2007

     Non-interest expense increased $316 million, or 11%, from a year ago primarily due to higher variable compensation on improved business performance. Higher costs in support of our growth, including increased staffing levels in our distribution network and additional branches, also contributed to the increase.
     Total provision for credit losses increased $115 million from a year ago, primarily reflecting a $50 million reversal of the general allowance in the prior year and lower corporate recoveries this quarter. Higher provisions in our personal unsecured credit line, small business and credit card portfolios in the current period also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense decreased $136 million, or 21%, from the prior year. The decrease mainly reflected the positive impact of the implementation of the new financial instruments accounting standards, and the prior year hurricane-related charge. These factors were partially offset by growth in our European life reinsurance and domestic businesses.
     Income tax expense increased $103 million, or 31%, over the prior year largely commensurate with higher earnings before income taxes. The effective income tax rate of 22.3% in the current quarter compares to 22.0% a year ago.
     RBC Canadian Personal and Business net income increased $208 million, or 31%, from a year ago. This was largely due to strong growth across all business lines, reflecting the ongoing successful execution of our growth initiatives. The improvement in our results also reflected the prior year hurricane-related charge and a favourable adjustment related to the reallocation of foreign investment capital in the current quarter.
     RBC U.S. and International Personal and Business net income increased $48 million, or 48%, from the prior year. In U.S. dollars, net income was up US$40 million, or 45%, largely driven by the successful execution of our growth initiatives including the acquisition of Flag Financial Corporation (Flag).
     RBC Capital Markets net income increased $90 million, or 27%, from a year ago largely driven by broad-based growth across most businesses and product categories.
     Compared to the fourth quarter of 2006, our consolidated net income increased $232 million, or 18%, and diluted EPS rose $.18, or 19%. This increase largely reflected higher trading results in RBC Capital Markets, strong earnings growth across all business lines in RBC Canadian Personal and Business and solid business growth in RBC U.S. and International Personal and Business due to the successful execution of our growth initiatives including the acquisition of Flag. These factors were partially offset by higher variable compensation primarily in RBC Capital Markets due to stronger business performance.
     As at January 31, 2007, the Tier 1 capital ratio of 9.2% was down from 9.5% a year ago, and down from 9.6% at the end of the previous quarter as the increase in risk-adjusted assets related to our lending and trading activities exceeded our strong internal capital generation. The Total capital ratio of 11.2% was down 160 basis points (bps) from 12.8% a year ago, and down 70 bps from 11.9% last quarter.

President & Chief Executive Officer’s message

Our earnings this quarter of $1.49 billion were driven by revenue growth in most business lines as we continued to execute growth initiatives in Canada and abroad. This performance reflected the strength of our diverse group of businesses globally.
     In Canada, we have expanded our sales force and opened branches to extend our distribution network and build capacity around client relationships. In the U.S., we have completed key acquisitions and are continuing to expand our distribution network to help us pursue our growth initiatives. Globally, we continued to introduce new products and solutions to meet our clients’ needs. We also continued to invest in technologies to make doing business with us even easier. These efforts have helped improve our market share in Canada and grow our businesses globally. We have deployed capital through asset growth in our businesses, targeted acquisitions, dividends and share buybacks, all of which are helping to generate strong returns for our shareholders.
     Our 2007 annual objectives were established at the end of 2006 based on our economic and business outlooks. Our first quarter results are tracking well to these objectives:

	2007	Q1 2007
	Objectives	Performance

1. Diluted earnings per share growth	10% +	28.1%
2. Operating leverage (1)	>3%	6%
3. Return on common equity (ROE)	20% +	27.3%
4. Tier 1 capital ratio (2)	8% +	9.2%
5. Dividend payout ratio	40–50%	35%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance-related expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.

(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Our diluted EPS growth of 28.1% and ROE of 27.3% compare favourably with our EPS growth objective of more than 10% and ROE objective of more than 20%. Our three-month operating leverage of 6% compares with our objective of greater than 3%. We have maintained a solid capital position, with a Tier 1 capital ratio of 9.2%, which remains comfortably above our target of greater than 8%. In light of our continuing strong earnings, we are raising our quarterly common share dividend by $.06, or 15%, to $.46 in the second quarter to help us achieve our 2007 dividend payout objective of 40–50%.

Royal Bank of Canada   First Quarter 2007   3

We continued to make progress on our strategic goals this quarter.
1.	To be the undisputed leader in financial services in Canada
•	RBC opened 4 new bank branches and began to upgrade 55 branches. We also celebrated 10 years of online banking and today serve over 3 million customers online.
•	Our installation of Fraudulent Device Inhibitors in our ATM network is helping us combat illegal activity and maximize client security.
•	RBC Asset Management launched a number of new products including the RBC Select Aggressive Growth Fund and two new RBC O’Shaughnessy funds.
•	As part of our commitment to continuously improve the value we provide to retail investors, we reduced management fees on international and global equity mutual funds.
•	RBC Asset Management was the first fund company in Canada to implement the new securities regulation requiring independent oversight of mutual funds, continuing its leadership in the area of fund governance.
•	RBC Insurance opened 3 new branches, bringing the total to 13.
•	RBC Capital Markets was named Top Dealmaker in 2006 (National Post).
•	RBC Capital Markets led Canada Housing Trust’s $8.1 billion bond issue, which was the largest bond issue in Canadian history.

2.	To build on our strengths in banking, wealth management and capital markets in the United States
•	RBC Centura completed the acquisition of Flag Financial Corporation (Flag).
•	RBC Dain Rauscher’s approved lines under the RBC Premier Line of Credit program, which is offered through RBC Global Private Banking, grew in the quarter to reach US$950 million, up from US$500 million a year ago.
•	RBC Capital Markets completed the acquisitions of Carlin Financial Group and Daniels & Associates, L.P.
•	RBC Capital Markets expanded its capabilities to serve mining sector clients by creating a base metals desk in New York to complement the team established in London a year ago.

3.	To be a premier provider of selected global financial services
•	RBC Capital Markets led 2007’s first two US$1 billion Eurobond issues.
•	RBC Capital Markets continued its dominance of the Maple bond market, as joint-lead and bookrunner for the largest fixed-rate single tranche Maple bond in the sovereigns, supranationals and agencies sector.
•	RBC Capital Markets completed its first AIM transaction by advising Australian-based uranium mining company, Berkeley Resources Ltd., on its new listing on the London exchange.
•	Global Private Banking was named the top provider of trust services in the U.K. (Euromoney).
A new Wealth Management segment
Starting next quarter, we will report our results under our new business structure that includes our newly created Wealth Management segment. This new segment will consist of businesses that directly serve the growing needs of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     We believe that global demand for wealth management products and services will continue to rise as global economies develop and demographics shift. This organizational realignment positions us well to grow our wealth management presence aggressively over the next several years.
Our Corporate Responsibility
We know that a company’s value cannot be judged solely on its current financial results and understand that today’s investors demand top performing companies include a longer-term view of how those results were achieved. When making business decisions, we consider the present and future interests of all our stakeholders, including our clients, employees, investors and communities. I believe this holistic approach has contributed significantly to our long-term success.
     We recently released our 2006 Corporate Responsibility Report and Public Accountability Statement, which provides an overview of RBC’s social, economic and environmental commitments and our impact on the communities and countries in which we do business. It also summarizes our business and workplace practices, which we take seriously to achieve sustainable prosperity for all stakeholders. We have been one of Canada’s leaders in corporate responsibility and the report highlights global honours that we are privileged to have received. For example, RBC was again named one of the world’s top 100 sustainable companies (Innovest, Corporate Knights, BusinessWeek), and we continue to be included on the Dow Jones Sustainability Index, FTSE4Good Index and Jantzi Social Index.
     We were also privileged to have ranked number two for Canada’s Most Admired Corporate Cultures (Waterstone Human Capital, Canadian Business), and as one of the Top 100 Brands in Banking (Brand Finance, The Banker) and the most valuable brand in Canada (Interbrand).
     We intend to continue to demonstrate sustainability principles through our business practices and performance, and provide leadership in select social and environmental areas where we can make a difference.
Finally, I would like to acknowledge our employees for their outstanding performance, which benefits all our stakeholders, and thank our clients for continuing to provide us with their business.
Gordon M. Nixon
President & Chief Executive Officer

4   Royal Bank of Canada   First Quarter 2007

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three months ended January 31, 2007, compared to the corresponding period in the prior fiscal year and the three month period ended October 31, 2006. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2006 Annual Report to Shareholders (2006 Annual Report). This MD&A is dated March 2, 2007. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective October 31, 2006, RBC Mortgage Company had disposed of substantially all of its remaining assets and obligations and we no longer separately classify its results in our unaudited Interim Consolidated Financial Statements. Results reported on a total consolidated basis are comparable to results from continuing operations for the corresponding prior periods.
Additional information about us, including our 2006 Annual Information Form is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forwardlooking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; the successful expansion and new development of our distribution channels and realizing increased revenue from these channels; global capital markets activity; technological changes and our reliance on third parties to provide components of our business infrastructure; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forwardlooking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and in our 2006 Annual Report under the Risk management and Additional risks that may affect future results sections.
Information contained in or otherwise accessible through the websites mentioned does not form a part of this document. All references in this document to websites are inactive textual references and are for your information only.

Royal Bank of Canada   First Quarter 2007   5

Selected financial highlights

				Change
	As at or for the three months ended			January 31, 2007 vs.
	January 31	October 31	January 31	October 31	January 31
(C$ millions, except per share, number of and percentage amounts)	2007	2006	2006	2006	2006

Total revenue	$5,698	$5,349	$4,960	$349	$738
Non-interest expense	3,067	2,955	2,751	112	316
Provision for credit losses	162	159	47	3	115
Insurance policyholder benefits, claims and acquisition expense	516	611	652	(95)	(136)
Net income before income taxes and non-controlling interest in subsidiaries	1,953	1,624	1,510	329	443
Net income from continuing operations	1,494	1,263	1,172	231	322
Net loss from discontinued operations	–	(1)	(1)	1	1
Net income	$1,494	$1,262	$1,171	$232	$323

Selected information
Earnings per share (EPS) – basic	$1.16	$.97	$.90	$.19	$.26
Earnings per share (EPS) – diluted	$1.14	$.96	$.89	$.18	$.25
Return on common equity (ROE)(1)	27.3%	23.9%	23.9%	340 bps	340 bps
Return on risk capital (RORC)(2)	41.6%	37.3%	37.9%	430 bps	370 bps
Net interest margin(3)	1.33%	1.31%	1.39%	2 bps	(6)bps
Capital ratios(4)
Tier 1 capital ratio	9.2%	9.6%	9.5%	(40)bps	(30)bps
Total capital ratio	11.2%	11.9%	12.8%	(70)bps	(160)bps
Selected balance sheet and other information
Total assets	$571,615	$536,780	$487,874	$34,835	$83,741
Securities	196,851	184,869	165,658	11,982	31,193
Consumer loans	151,867	148,732	138,581	3,135	13,286
Business and government loans	67,851	61,207	55,615	6,644	12,236
Deposits	365,606	343,523	314,872	22,083	50,734
Average common equity(1)	21,450	20,500	19,300	950	2,150
Average risk capital(2)	14,100	13,150	12,150	950	1,950
Risk-adjusted assets(4)	242,290	223,709	204,247	18,581	38,043
Assets under management	157,700	143,100	128,500	14,600	29,200
Assets under administration – RBC	561,200	525,800	486,000	35,400	75,200
– RBC Dexia IS(5)	2,050,000	1,893,000	1,738,100	157,000	311,900
Common share information
Shares outstanding (000s) – average basic	1,274,354	1,274,697	1,284,333	(343)	(9,979)
– average diluted	1,293,085	1,293,864	1,304,378	(779)	(11,293)
– end of period	1,275,950	1,280,890	1,290,983	(4,940)	(15,033)
Dividends declared per share	$.40	$.40	$.32	$–	$.08
Dividend yield	3.0%	3.3%	2.9%	(30)bps	10 bps
Common share price (RY on TSX) – close, end of period	$54.60	$49.80	$44.54	$4.80	$10.06
Market capitalization (TSX)	69,667	63,788	57,494	5,879	12,173
Business information (number of)
Employees (full-time equivalent)	62,755	60,858	59,429	1,897	3,326
Bank branches	1,467	1,443	1,421	24	46
Automated banking machines	4,273	4,232	4,268	41	5

Period average USD equivalent of C$1.00(6)	$.861	.897	.865	$(.04)	$(.00)
Period-end USD equivalent of C$1.00	.850	.890	.878	(.04)	(.03)

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period.

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.

(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(5)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) as at December 31, 2006, of the joint venture, of which we have a 50% ownership interest.

(6)	Average amounts are calculated using month-end spot rates for the period.

6   Royal Bank of Canada   First Quarter 2007

Executive summary

We achieved strong earnings this quarter reflecting positive momentum across our diverse businesses and geographies. Our results are attributable to continued growth in our wealth management, capital markets and insurance businesses and the strengthening of our product offerings in our banking operations.
     These results were also underpinned by the generally favourable economic conditions reflecting stable interest rates, strong employment levels and higher wages, despite the slowing housing markets.

Economic and market review

The pace of growth in the Canadian economy was modest, primarily reflecting the softening housing market and slowing consumer spending. Nevertheless, there existed encouraging signs from renewed strength in retail sales, manufacturing shipments and export growth in the latter part of the quarter. The Bank of Canada held the overnight rate steady at 4.25% for the period, with inflation largely in line with the Bank of Canada’s target.
     The U.S. economy recorded stronger-than-expected growth in the period despite the weakening housing market. Strong consumer spending was the dominant driver of economic growth in the period as business investment waned. The U.S. Federal Reserve also kept the federal funds rate unchanged at 5.25% for the period taking into account moderated inflationary pressure, firmer economic growth and signs of a stabilization of the slowdown in the housing market.
     Global economic growth remained buoyant in the period, providing favourable conditions for the financial industry. Strong growth in the Eurozone and the United Kingdom supported by low unemployment rates had raised inflationary concerns. As a result, the European Central Bank and the Bank of England increased interest rates in the period to contain inflationary pressures. China also continued to grow at a rapid pace, largely underpinned by solid export growth particularly to the U.S., given its competitive advantages on labour-intensive manufacturing industries.
     In North America, credit growth remained strong, though credit quality weakened slightly in the period. Changes to the income trust regulations in Canada resulted in a surge in personal deposit balances and mutual fund sales.
     Global capital market conditions were generally robust, characterized by strong trading volumes and improved equity and debt origination activities. In Canada, there were a number of notable equity origination deals this quarter and the M&A market remained strong in the current period, with average deal values increasing. In the U.S. and globally, M&A activity remained vibrant supported by favourable market conditions.

Financial performance

We reported record net income of $1,494 million for the first quarter ended January 31, 2007, up $323 million, or 27.6%, from a year ago. Diluted EPS were $1.14, up 28.1%. ROE was 27.3%, compared to 23.9% a year ago. This growth was largely attributable to solid volume growth in our wealth management and banking operations and stronger trading results and origination activity. These factors were partially offset by higher variable compensation due to improved business performance.
     Total revenue increased $738 million, or 15%, from a year ago primarily due to solid growth in our wealth management and banking businesses driven by expansion, targeted acquisitions and the successful execution of our strategic initiatives. Stronger equity and debt trading results due to significant transactions and increased revenue from certain equity trading strategies also contributed to the increase. The current quarter was also favourably impacted by the inclusion of a full quarter of results from RBC Dexia IS compared to the two months of results from our former business Institutional & Investor Services (IIS) recorded in the prior period and by a favourable adjustment related to the reallocation of foreign investment capital in the current period. These factors were partially offset by lower insurance-related revenue mainly due to the negative impact of the implementation of the new financial instruments accounting standards which was largely offset in insurance policyholder benefits, claims and acquisition expense.
     Non-interest expense increased $316 million, or 11%, from a year ago primarily due to higher variable compensation on improved business performance. Higher costs in support of our growth, including increased staffing levels in our distribution network and additional branches, also contributed to the increase. The increase also reflected higher costs at RBC Dexia IS, primarily due to the inclusion of an additional month of results, and the inclusion of recent acquisitions.
     Total provision for credit losses increased $115 million from a year ago, primarily reflecting a $50 million reversal of the general allowance in the prior year and lower corporate recoveries this quarter. Higher provisions in our personal unsecured credit line, small business and credit card portfolios in the current period also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense decreased $136 million, or 21%, from the prior year. Excluding the positive impact of the implementation of the new financial instruments accounting standards and the prior year hurricane-related charge, insurance policyholder benefits, claims and acquisition expense decreased $6 million, or 1%, from the prior year. The decrease was largely attributable to lower U.S. annuity sales and a higher level of favourable net actuarial liability adjustments this quarter. The current quarter included a $38 million cumulative valuation adjustment relating to prior periods, while the prior year included a similar amount. These factors were partially offset by growth in our European life reinsurance and domestic businesses. For a reconciliation of Insurance policyholder benefits, claims and acquisition expense excluding the impact of the items noted above, refer to the Key performance and non-GAAP measures section.
     Income tax expense increased $103 million, or 31%, over the prior year largely commensurate with higher earnings before income taxes. The effective income tax rate of 22.3% in the current quarter compares to 22.0%, a year ago. The current quarter was favourably impacted by higher earnings reported by our international subsidiaries operating in jurisdictions with lower income tax rates and a higher level of income from tax-efficient sources.

Royal Bank of Canada   First Quarter 2007   7

The effective income tax rate in the prior year was favourably impacted by a $70 million reversal of amounts accrued in prior years due to a favourable resolution of an income tax audit.
RBC Canadian Personal and Business net income increased $208 million, or 31%, from a year ago. This was largely due to strong growth across all business lines, reflecting the ongoing successful execution of our growth initiatives. We recorded double-digit revenue growth in our Personal Banking and Wealth Management businesses, and experienced solid growth in our Business Financial Services and Cards and Payment Solutions businesses. The improvement in our results also reflected the prior year hurricane-related charge and a favourable adjustment related to the reallocation of foreign investment capital in the current period. These factors were partially offset by increased variable compensation resulting from stronger business performance and higher costs in support of business growth.
RBC U.S. and International Personal and Business net income increased $48 million, or 48%, from the prior year. In U.S. dollars, net income was up US$40 million, or 45%, largely driven by strong growth reflecting the successful execution of our growth initiatives including the acquisition of Flag Financial Corporation (Flag). These factors were partially offset by higher staffing costs in support of our growth initiatives including the acquisition of Flag and increased variable compensation primarily in Wealth Management on stronger revenue.
RBC Capital Markets net income increased $90 million, or 27%, from a year ago largely driven by broad-based growth across most businesses and product categories and a lower effective tax rate. The increase in revenue primarily reflected higher trading results and stronger equity and debt origination activity. The current quarter was also favourably impacted by the inclusion of a full quarter of results from RBC Dexia IS compared to the two months of results from our former business Institutional & Investor Services (IIS) recorded in the prior period. These factors were partially offset by higher variable compensation on stronger business performance and a $50 million general allowance reversal recorded in the prior year.
Corporate Support net income of $48 million in the quarter mainly reflected income tax amounts which were largely related to enterprise funding activities not allocated to the business segments. The gain related to securitization activity and interest earned on tax overpayments also contributed to the increase. These factors were partially offset by a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.
Compared to the fourth quarter of 2006, our consolidated net income increased $232 million, or 18%, and diluted EPS rose $.18, or 19%. This increase largely reflected higher trading results in RBC Capital Markets, strong earnings growth across all business lines in RBC Canadian Personal and Business and solid business growth in RBC U.S. and International Personal and Business due to the successful execution of our growth initiatives including the acquisition of Flag. These factors were partially offset by higher variable compensation primarily in RBC Capital Markets due to stronger business performance.
U.S. geographic operations (1)
Net income in our U.S. geographic operations was $225 million for the three months ended January 31, 2007, up $54 million, or 32%, compared to a year ago. The increase mainly reflected strong trading results, growth in our wealth management and banking businesses and stronger equity and debt origination activity. These factors were partially offset by higher variable compensation due to stronger business performance.
     Net income in our U.S. geographic operations was down $22 million, or 9%, compared to the previous quarter. The decrease largely related to year-end adjustments to variable compensation recorded in our capital markets businesses in the prior quarter.
Capital ratios
As at January 31, 2007, the Tier 1 capital ratio of 9.2% was down from 9.5% a year ago, and down from 9.6% at the end of the previous quarter as the increase in risk-adjusted assets related to our lending and trading activities exceeded the favourable impact of our strong internal capital generation. The Total capital ratio of 11.2% was down 160 basis points (bps) from 12.8% a year ago, and down 70 bps from 11.9% last quarter.
Impact of U.S. vs. Canadian dollar
Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S./Canadian dollar exchange rate.
     The average Canadian dollar exchange rate remained relatively stable compared to a year ago, resulting in a $5 million increase in the translated value of our U.S. dollar-denominated net income and had no impact on our current quarter’s diluted EPS.
     The average Canadian dollar exchange rate depreciated 4% compared to the prior quarter resulting in a $10 million increase in the translated value of our U.S. dollar-denominated net income and an increase of $.01 on our diluted EPS for the current quarter.
Performance vs. objectives

	2007	Q1 2007
	Objectives	Performance

1. Diluted earnings per share growth	10%+	28.1%
2. Operating leverage(1)	>3%	6%
3. Return on common equity (ROE)	20%+	27.3%
4. Tier 1 capital ratio(2)	8%+	9.2%
5. Dividend payout ratio	40–50%	35%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance-related expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.

(2)	Calculated using guidelines issued by the OSFI.
Our 2007 annual objectives were established at the end of 2006 based on our economic and business outlooks. Our first quarter results are tracking well against these objectives. Our diluted EPS growth of 28.1% and ROE of 27.3% are on target to meet our objectives which are: Diluted EPS growth of more than 10% and ROE of more than 20%. Operating leverage of 6% also exceeded our objective of greater than 3%. We also maintained our solid capital position with a Tier 1 capital ratio of 9.2%, which remains significantly above our target of greater than 8%. Our dividend payout ratio of 35% for the current quarter fell short of our target payout ratio, despite a 24% increase in dividends from a year ago, due to our strong performance this quarter. In light of our continuing strong results, we announced an increase of $.06, or 15%, in our quarterly common share dividend to $.46, effective the second quarter, to help us achieve our 2007 dividend payout objective of 40–50%.

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risks and growth opportunities due to changes in economic conditions. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients.

8   Royal Bank of Canada   First Quarter 2007

Key events of 2007

AmSouth Bank branches: On November 1, 2006, RBC Centura announced its intention to acquire 39 branches in Alabama owned by AmSouth Bank, expanding RBC Centura’s footprint in the fast-growing Southeastern U.S. The transaction is subject to normal closing conditions and is expected to close in March 2007.
     Flag Financial Corporation (Flag): On December 8, 2006, RBC Centura completed the acquisition of Flag, expanding RBC Centura’s branch network to more than 50 branches in the state of Georgia, a key growth market.
     Carlin Financial Group: On January 3, 2007, RBC Capital Markets completed the acquisition of Carlin Financial Group and renamed it as RBC Carlin. RBC Carlin provides RBC Capital Markets an advanced technology platform to assist hedge fund managers, professional traders and financial institutions.
     Daniels & Associates, L.P.: On January 10, 2007, RBC Capital Markets completed the acquisition of Daniels & Associates, L.P., a leading U.S. M&A advisor to the cable, telecom, broadcast and Internet services industries, building on our presence in the U.S. and globally. This group will operate under the brand name RBC Daniels.
     New Wealth Management segment: On February 7, 2007, we announced the creation of a new Wealth Management business segment consisting of the Wealth Management lines of businesses currently included in our RBC Canadian Personal and Business and RBC U.S. and International Personal and Business segments. We will begin reporting financial results according to this new structure as of our second quarter.

Impact of the new financial instruments accounting standards

On November 1, 2006, we adopted, on a prospective basis, three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (CICA). The standards require a greater portion of the Consolidated Balance Sheet to be measured at fair value. With the exception of Investment securities and derivatives designated in cash flow hedges or hedges of net investments in foreign operations, changes in the fair values over the reporting period of impacted balance sheet items are reported in income. The changes in fair values of Investment securities and derivatives designated in cash flow hedges or hedges of net investments in foreign operations are reported in Accumulated other comprehensive income (AOCI), a new component of Shareholders’ equity.
     The standards also provide new guidance on the accounting for derivatives in hedging relationships. In addition to requiring all derivatives to be fair valued on the Consolidated Balance Sheets, the standards require the effectiveness of the hedging relationships for the reporting period to be quantified. The ineffective portion of any hedging relationship must now be reported in income for the period. For further details, refer to Note 1 to our unaudited Interim Consolidated Financial Statements.
     Upon adoption of these standards, our total assets increased by $434 million as a number of financial instruments previously measured at amortized cost are now reported at fair value. The balance sheet items most significantly impacted on transition are set out in the table below. The favourable impact on net income for the three months ended January 31, 2007, was $22 million.

Impact of the transition adjustment on selected Consolidated Balance Sheet line items

Transition adjustment
(C$ millions)	as at November 1, 2006

Trading	$10,950
Investment	(10,612)

Securities	$338
Derivatives	268
Other assets	(200)
Insurance claims and policy benefit liabilities	420
Subordinated debentures	189
Retained earnings	(86)
Accumulated other comprehensive income (loss)	(45)

Securities
Upon adoption of the new standards, Securities increased $338 million, primarily reflecting the fair value of the $10.6 billion of securities designated and reclassified as Trading securities. These securities, which were previously classified as Investment securities and measured at amortized cost, include $6.7 billion related to the securities backing the life and health insurance businesses, $2.5 billion in RBC Capital Markets primarily related to money market securities, and $1.4 billion of mortgage-backed securities held in Corporate Support.
Derivatives
The transition adjustment of $268 million reflected the fair value of derivatives that qualify for hedge accounting. Previously, these derivatives were reported on an accrual basis with interest receivable and payable and deferred gains and losses recorded in Other assets or Other liabilities, as appropriate, on the Consolidated Balance Sheet.
Other assets
The transition adjustment, a decrease of $200 million, largely reflected amounts associated with derivatives previously reported on an accrual basis that are now reported at fair value in Derivatives assets or liabilities, as appropriate, on the Consolidated Balance Sheet.
Insurance claims and policy benefit liabilities
As noted earlier, securities backing the life and health insurance businesses are now being measured at their fair value. As a result, there was a corresponding increase of $420 million in the insurance liabilities, which are valued in accordance with actuarial standards.

Royal Bank of Canada   First Quarter 2007   9

Subordinated debentures
The transition adjustment reflected the cumulative change in fair value attributed to interest rate risk for our subordinated debentures in hedging relationships. These were previously
reported at amortized cost.

Impact on selected Consolidated Statement of Income line items

	For the three
	months ended
	January 31
(C$ millions)	2007	Significantly Impacted Segments

Non-interest income
Insurance premiums, investment and fee income	$(70)	RBC Canadian Personal and Business
Trading revenue	8	RBC Capital Markets
Other	25	RBC U.S. and International Personal
		and Business and Corporate Support

Total revenue	$(37)
Insurance policyholder benefits, claims and acquisition expense	$(69)	RBC Canadian Personal and Business
Net income	$22

The main impacts on our Consolidated Statements of Income arising from the implementation of the new standards include:
RBC Canadian Personal and Business
As previously discussed, the securities backing our life and health insurance businesses are now being measured on the Consolidated Balance Sheet at their fair values. In order to minimize the net income volatility that arises from the measurement of the insurance liabilities, we chose to designate these securities as Trading securities with changes in their fair values now recorded in Insurance premiums, investment and fee income.
     For the three months ended January 31, 2007, we recorded an unrealized loss of $70 million in Insurance premiums, investment and fee income related to the changes in the fair values of the life and health insurance investments. This loss was largely offset by a corresponding $69 million reduction in Insurance policyholder benefits, claims and acquisition expense.
RBC Capital Markets
A number of portfolios were previously classified as Investment securities and measured at amortized cost. Under the new standards, these portfolios have been reclassified as Trading securities and are now reported on a fair value basis with changes in fair value recorded in Trading revenue.
     For the three months ended January 31, 2007, we recognized a gain of $8 million in Trading revenue as a result of the net increase in fair values in various trading portfolios previously measured at amortized cost.
RBC U.S. and International Personal and Business
Certain Investment securities denominated in foreign currencies are funded by deposits denominated in the same currency in order to minimize exposure to changes in foreign exchange rates. The foreign exchange translation for both of these items was previously recorded in revenue, effectively minimizing accounting volatility associated with foreign exchange translation. Upon the adoption of the new standards, the foreign exchange translation associated with the deposits continues to be recorded in revenue, while the foreign currency translation adjustment for the related Investment securities is now recorded in AOCI. Although our foreign exchange exposure in these transactions continues to be economically hedged, the new standards give rise to accounting volatility.
     For the three months ended January 31, 2007, we recorded a $17 million foreign currency translation gain in Non-interest income – Other related to these deposits, while the corresponding foreign currency translation loss on the related Investment securities was recorded in AOCI.
Corporate Support
Certain structured notes were designated as held-for-trading liabilities under the new standards. For the three months ended January 31, 2007, we reported a $21 million unrealized gain in Non-interest income – Other.
     In addition, we recorded unrealized losses of $13 million on derivative hedging and other activities.

2007 Outlook

The Canadian economy is now expected to grow at a moderate pace of 2.5% in 2007. Domestic demand is anticipated to remain the primary driver of economic growth. Consumer spending should benefit from a solid labour market, good household balance sheet conditions and relatively stable interest rates, while business investment in capital goods should continue to be supported by strong corporate balance sheets. We expect the Bank of Canada to hold interest rates steady throughout the remainder of the year on the expectation that inflation will fall in line with the Bank of Canada’s target. We forecast that the Canadian dollar will marginally depreciate against the U.S. dollar in response to easing energy and commodity prices, ongoing negative interest rate spreads versus the U.S. market, the resilient U.S. economy, and the stabilization of the U.S. fiscal and trade deficits.
     The U.S. economy is projected to expand at a moderate rate of 2.6% in 2007. We expect growth to be slower in the first half of 2007 due to the cooling housing market, and the lagged effects of higher interest rates. Growth is then expected to improve in the second half of the year, reflecting resilient consumer spending supported by lower energy prices, strong household liquidity, a tight labour market and rising wages. Business investment should also remain strong, aided by healthy corporate balance sheets. Due to the recent improvement in U.S. economic conditions, we anticipate the U.S. Federal Reserve will only cut its rate by 25 bps late in the second quarter in order to ensure that the economy transitions to a firmer growth path.
     Global economic growth is expected to remain strong. However, this growth will continue to be unevenly divided, with China and India leading the growth charts and most industrialized

10   Royal Bank of Canada   First Quarter 2007

economies experiencing slower growth compared to 2006. In particular, growth in the Eurozone and the United Kingdom is expected to moderate in 2007. However, due to inflationary concerns we expect the European Central Bank to continue to increase interest rates, and the Bank of England to hold its policy rate at its highest level in five and a half years. Japan is expected to continue to edge its policy rate higher in 2007 as long as inflation remains positive and the economy continues to grow at its current trend rate.
     In North America, consumer lending is expected to record modest growth during the year, largely reflecting somewhat slower consumer spending and weaker housing markets. We expect business lending to remain robust driven by investment in inventories, machinery and equipment, albeit with lending in part constrained by the reallocation of high levels of corporate liquidity. Business and household credit quality will likely deteriorate moderately from the current strong level, but should remain solid due to healthy cash flow positions. The outlook for global capital markets is expected to remain relatively favourable with moderately higher interest rates, healthy equity markets and continued strength in the global M&A market.

Specified items

Effective the first quarter of 2007, we no longer classify amounts as specified items. For 2006, the items previously noted as specified items are as follows:
Q1 2006
Income tax reduction: We realized a favourable resolution of an income tax audit related to prior years, resulting in a $70 million reduction in income tax expense in Corporate Support.
     General allowance reversal: We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: We recorded a $61 million (before- and after-tax) charge in our insurance business, which was included in our RBC Canadian Personal and Business segment, for additional estimated net claims for damages predominately related to Hurricane Wilma which occurred in late October 2005.
     Amounts related to the transfer of Institutional & Investor Services (IIS) to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes). As there is a one-month lag in reporting of earnings from RBC Dexia IS, October 1, to December 31, 2006 earnings were reported in the first quarter of 2007, and no earnings from RBC Dexia IS were reported for the first quarter of 2006.

Consolidated results

The following provides a discussion of our reported results for the three months ended January 31, 2007. Factors that primarily
Total revenue
The following table presents our revenue by key products and services:
relate to a specific segment are discussed in detail in the respective segment results section.

	For the three months ended
(C$ millions)	January 31	October 31	January 31
	2007	2006	2006

Interest income	$6,444	$6,120	$4,978
Interest expense	4,577	4,389	3,296

Net interest income	$1,867	$1,731	$1,682

Investments (1)	$1,047	$978	$878
Insurance (2)	820	863	858
Trading	803	620	547
Banking (3)	649	642	591
Underwriting and other advisory	288	293	219
Other (4)	224	222	185

Non-interest income	$3,831	$3,618	$3,278

Total revenue	$5,698	$5,349	$4,960

Total trading revenue:
Net interest income – related to trading activities	(151)	(173)	(82)
Non-interest income – Trading revenue	803	620	547

Total trading revenue	$652	$447	$465

Total trading revenue by product:
Fixed income and money markets	$375	$255	$264
Equity	201	130	125
Foreign exchange contracts	76	62	76

Total trading revenue	$652	$447	$465

(1)	Includes brokerage, investment management and mutual funds.

(2)	Includes insurance premiums, investment and fee income.

(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.

(4)	Includes other non-interest income, gain/loss on securities sales and securitization.

Royal Bank of Canada   First Quarter 2007   11

Q1 2007 vs. Q1 2006
Total revenue increased $738 million, or 15%, from a year ago primarily due to solid growth in our wealth management and banking businesses driven by expansion, targeted acquisitions and the successful execution of our strategic initiatives. Stronger equity and debt trading results due to significant transactions and increased revenue from certain equity trading strategies also contributed to the increase. The current quarter was also favourably impacted by the inclusion of a full quarter of results from RBC Dexia IS compared to the two months of results from our former business Institutional & Investor Services (IIS) recorded in the prior period and a favourable adjustment related to the reallocation of foreign investment capital in the current period. These factors were partially offset by lower insurance-related revenue mainly due to the negative impact of the implementation of the new financial instruments accounting standards which are largely offset in insurance policyholder benefits, claims and acquisition expense.
     Net interest income increased $185 million, or 11%, largely due to strong loan and deposit growth. These factors were partially offset by increased funding costs related to certain equity trading strategies. Net interest margin of 1.33% was down 6 bps compared to the prior year. The decrease was largely attributable to higher growth and activity in lower-yielding and non-interest earning assets including Trading securities and Assets purchased under reverse repurchase agreements and securities borrowed largely in support of our trading businesses which generate non-interest income.
     Investments-related revenue increased $169 million, or 19%, mainly due to continued growth in fee-based accounts and client assets and volumes reflecting strong equity markets and the result of aggressive recruiting of high-performing financial advisors. Strong net sales and capital appreciation in our mutual fund businesses, the inclusion of an additional month of RBC Dexia IS results and higher volumes in our brokerage businesses also contributed to the increase.
     Insurance-related revenue was down $38 million, or 4%, from the prior year. Excluding the negative impact related to the implementation of the new financial instruments accounting standards, Insurance-related revenue increased $32 million, or 4%, from the prior year. The increase was primarily due to growth in our European life reinsurance and domestic businesses. These factors were partially offset by lower U.S. annuity sales due to the relatively low interest rate environment, and lower revenue from our property catastrophe reinsurance operations where we have ceased underwriting new business. For a reconciliation of Insurance-related revenue excluding the impact of the items noted above, refer to the Key performance and non-GAAP measures section.
     Banking revenue increased $58 million, or 10%. This increase primarily reflected the inclusion of an additional month of RBC Dexia IS results. Higher service fees and increased foreign exchange revenue due to improved transaction volumes also contributed to the increase.
     Trading revenue increased $256 million, or 47%, from a year ago. Total trading revenue (including Net interest income and Non-interest income related to trading) was $652 million, up $187 million, or 40%, from a year ago mainly due to higher equity and debt trading results driven largely by significant transactions and increased revenue from certain equity trading strategies.
     Underwriting and other advisory revenue increased $69 million, or 32%, from a year ago mainly due to increased equity and U.S. debt origination activity. This was partially offset by lower M&A fees as the prior year included several notable deals which were not repeated this quarter.
     Other revenue increased $39 million, or 21%, primarily due to a favourable adjustment related to the reallocation of foreign investment capital and higher distributions from private equity investments. These factors were partially offset by a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.
Q1 2007 vs. Q4 2006
Total revenue increased $349 million, or 7%, compared to the previous quarter primarily due to strong trading results reflecting several significant transactions, improved client activity and favourable market conditions. Solid volume growth in our wealth management and banking businesses also contributed to the increase. These factors were primarily offset by lower insurance-related revenue mainly due to the negative impact of the implementation of the new financial instruments accounting standards which are largely offset in insurance policyholder benefits, claims and acquisition expense.
     Net interest income increased $136 million, or 8%, largely reflecting higher loans and deposit volumes and improved spreads in personal products. Lower funding costs on positions related to certain equity trading strategies also contributed to the increase.
     Investments-related revenue increased $69 million, or 7%, mainly due to strong growth in fee-based client assets, higher volumes in our brokerage businesses and solid net sales and capital appreciation in our mutual fund businesses.
     Insurance-related revenue was down $43 million, or 5%, from the prior quarter. Excluding the negative impact related to the implementation of the new financial instruments accounting standards, Insurance-related revenue increased $27 million, or 3%, from the prior quarter. The increase primarily reflected growth in our domestic operations. This was partially offset by a favourable adjustment relating to Canadian life reinsurance premiums in the prior quarter, lower U.S. annuity sales and lower revenue from our property catastrophe reinsurance operations.
     Banking revenue increased $7 million, or 1%. This increase primarily reflected higher foreign exchange revenue due to stronger volumes and improved results at RBC Dexia IS. These factors were partially offset by lower service fees.
     Trading revenue increased $183 million, or 30%, from the previous quarter. Total trading revenue (including Net interest income and Non-interest income related to trading) was $652 million, up $205 million, or 46%, from the prior quarter primarily reflecting significant transactions and improved client activity.
     Underwriting and other advisory revenue decreased $5 million, or 2%, from the previous quarter. Lower M&A fees mainly in Canada and weaker debt origination activity reflecting lower new issuances were largely offset by higher equity origination activity both in the U.S. and Canada.
     Other revenue increased $2 million, or 1%. The increase was partially attributed to a favourable adjustment related to the reallocation of foreign investment capital, higher distributions from private equity investments and a foreign exchange translation gain on certain deposits. These factors were largely offset by a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting, a loss on the sale of certain investment portfolio securities and a lower gain on the fair valuing of certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher.

12   Royal Bank of Canada   First Quarter 2007
Non-interest expense
The following table presents the main components of non-interest expense:

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Salaries	$890	$853	$782
Variable compensation	791	698	662
Benefits and retention compensation	294	243	281
Stock-based compensation	58	35	68

Human resources	$2,033	$1,829	$1,793
Equipment	244	257	231
Occupancy	198	225	182
Communications	156	200	146
Professional and other external services	215	251	210
Other expenses	199	171	175
Amortization of intangibles	22	22	14

Non-interest expense	$3,067	$2,955	$2,751

Q1 2007 vs. Q1 2006
Non-interest expense increased $316 million, or 11%, from a year ago primarily due to higher variable compensation on improved business performance. Higher costs in support of our growth including increased staffing levels in our distribution network and an additional number of branches resulting from de novo expansion and the acquisition of Flag also contributed to the increase. The increase also reflected higher costs at RBC Dexia IS, primarily due to the inclusion of an additional month of results and the inclusion of recent acquisitions.
Q1 2007 vs. Q4 2006
 Non-interest expense increased $112 million, or 4%, compared to the previous quarter largely reflecting higher variable compensation, primarily in RBC Capital Markets due to stronger business performance. Higher salaries and benefit costs reflecting higher staffing levels in support of growth and the impact of certain seasonal employee-related payouts and accruals, also contributed to the increase. These factors were partially offset by seasonally lower marketing and advertising costs and the prior quarter accrual related to a leased space which we will not occupy.

Provision for (recovery of) credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Residential mortgages	$2	$2	$2
Personal	91	86	75
Credit cards	49	40	44

Consumer	$142	$128	$121
Business and government	20	29	(19)

Specific provision	$162	$157	$102
General provision	–	2	(55)

Provision for credit losses	$162	$159	$47

Q1 2007 vs. Q1 2006
 Total provision for credit losses increased $115 million, or 245%, from a year ago, primarily reflecting a $50 million reversal of the general allowance in the prior year and lower corporate recoveries this quarter. Higher provisions in our personal unsecured credit line, small business and credit card portfolios in the current period, in part due to loan growth, also contributed to the increase.
     Specific provision for credit losses for consumer loans increased $21 million, or 17%, from last year. The increase was largely attributable to higher provisions in our personal unsecured credit line and credit card portfolios primarily reflecting portfolio growth.
     Specific provision for credit losses for business and government loans increased $39 million compared to the prior year. The increase mainly reflected higher provisions in our small business portfolio and lower corporate recoveries as the prior year included a $25 million recovery of Enron-related loans previously written off. These factors were partially offset by lower provisions in our U.S. loan portfolio reflecting continued strong credit quality.
     There was no general provision in the current period. The prior period recovery of $55 million primarily reflected a $50 million reversal of the general allowance in light of the strengthening of our corporate loan portfolio on favourable credit conditions.
Q1 2007 vs. Q4 2006
 Total provision for credit losses increased $3 million, or 2%, compared to the previous quarter. The increase primarily reflected higher provisions in our credit card portfolio which were largely offset by increased recoveries in our corporate portfolio.
     Specific provision for credit losses for consumer loans increased $14 million, or 11%, from the prior quarter. The increase was largely attributable to higher provisions in credit cards partially reflecting portfolio growth.
     Business and government specific provision for credit losses decreased $9 million, or 31%, compared to the prior quarter. The decrease was largely a result of higher corporate recoveries and lower provisions in our small business and commercial loan portfolios. This was partly offset by higher provisions in our Caribbean portfolio.

Royal Bank of Canada   First Quarter 2007   13
Insurance policyholder benefits, claims and acquisition expense

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Insurance policyholder benefits, claims and acquisition expense	$516	$611	$652

Q1 2007 vs. Q1 2006
 Insurance policyholder benefits, claims and acquisition expense decreased $136 million, or 21%, from the prior year. Excluding the positive impact of the implementation of the new financial instruments accounting standards and the prior year hurricane-related charge, insurance policyholder benefits, claims and acquisition expense decreased $6 million, or 1%, from the prior year. The decrease was largely attributable to lower U.S. annuity sales and a higher level of favourable net actuarial liability adjustments this quarter. The current quarter included a $38 million cumulative valuation adjustment relating to prior periods, while the prior year included a similar amount. These factors were partially offset by growth in our European life reinsurance and domestic businesses. For a reconciliation of Insurance policyholder benefits, claims and acquisition expense excluding the impact of the items noted above, refer to the Key performance and non-GAAP measures section.
Q1 2007 vs. Q4 2006
 Insurance policyholder benefits, claims and acquisition expense decreased $95 million, or 16%, from the prior quarter. Excluding the positive impact related to the implementation of the new financial instruments accounting standards, insurance policyholder benefits, claims and acquisition expense decreased $26 million, or 4%, from the prior quarter. The decrease was largely attributable to a favourable net actuarial liability adjustment this quarter which included a $38 million cumulative valuation adjustment related to prior periods. Improved claims experience and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by growth in our domestic business.

Income taxes

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2007	2006	2006

Net income before income taxes	$1,953	$1,624	$1,510
Income tax expense	435	342	332

Effective income tax rate (1)	22.3%	21.1%	22.0%

(1)	Income taxes as a percentage of net income before income taxes.

Q1 2007 vs. Q1 2006
Income tax expense increased $103 million, or 31%, over the prior year largely commensurate with higher earnings before income taxes. The effective income tax rate of 22.3% in the current quarter compares to 22.0%, a year ago. The current quarter was favourably impacted by higher earnings reported by our international subsidiaries operating in jurisdictions with lower income tax rates and a higher level of income from tax-efficient sources. The effective income tax rate in the prior year was favourably impacted by a $70 million reversal of amounts accrued in prior years due to a favourable resolution of an income tax audit.
Q1 2007 vs. Q4 2006
 Income taxes increased $93 million, or 27%, over the prior quarter due largely to higher earnings before income taxes. The effective income tax rate in the current period was 22.3% compared to 21.1% in the prior quarter, with the increase being due to the mix of income reported in various international subsidiaries.

Comprehensive income

For the three
months ended
January 31
(C$ millions)	2007

Net income	$1,494
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	26
Reclassification of (gains) losses on available-for-sale securities to income	13

39

Unrealized foreign currency translation gains (losses)	879
Reclassification of (gains) losses on foreign currency translation to income	(40)
Net foreign currency translation gains (losses) from hedging activities	(623)

216

Net gains (losses) on derivatives designated as cash flow hedges	17
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	17

34

Other comprehensive income	289

Total comprehensive income	$1,783

14   Royal Bank of Canada   First Quarter 2007

Other comprehensive income represents changes in Shareholders’ equity during a period and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses net of hedging activities, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. For the three months ended January 31, 2007, Other comprehensive income was $289 million. This amount largely comprised a $216 million unrealized gain on foreign currency translation net of hedging activities.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expense are impacted by a number of trends and recurring factors which include seasonality, general economic and market conditions.
Seasonality
 Seasonal factors impact our results, in most quarters, to varying degrees. The second quarter has fewer days than the other three quarters, resulting in a decrease in individual revenue and expense items. The third and fourth quarters include the summer months, during which market activity frequently slows, negatively impacting the results of our capital markets, brokerage and investment management businesses.
Impact of economic and market conditions
 In general, economic conditions remained favourable over the past nine quarters, positively impacting our business performance. A relatively solid housing market, a low but rising interest rate environment, strong labour markets conditions, as well as solid consumer and business spending supported loan and deposit growth and strong demand for our wealth management products over the period. These favourable factors, along with our continued risk management efforts, contributed to a general improvement in our portfolio credit quality. In general, capital market conditions were more favourable in 2006 compared to 2005, characterized by higher equity market volatility, near record high M&A activity and solid cash equities business which benefited from healthy foreign demand for Canadian natural resource-based equities. Partly offsetting these favourable factors was the strengthening of the Canadian dollar during 2006, which resulted in a lower translated value of our U.S. dollar- and British pound (GBP)-denominated earnings, primarily in our wholesale and U.S. retail operations. During the period, there has been increased competition in wholesale banking, as U.S.-based investment banks expanded their presence in Canada after the elimination of foreign content restrictions on Canadian registered retirement products.
     The following table summarizes our results for the nine most recently completed quarters.

	2007	2006				2005
(C$ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,867	$1,731	$1,766	$1,617	$1,682	$1,763	$1,663	$1,668	$1,699
Non-interest income	3,831	3,618	3,440	3,505	3,278	3,033	3,266	3,018	3,074

Total revenue	$5,698	$5,349	$5,206	$5,122	$4,960	$4,796	$4,929	$4,686	$4,773
Non-interest expense	3,067	2,955	2,861	2,928	2,751	3,310	2,732	2,661	2,654
Provision for credit losses	162	159	99	124	47	103	128	116	108
Insurance policyholder benefits, claims and acquisition expense	516	611	627	619	652	740	681	622	582
Business realignment charges	–	–	–	–	–	40	1	2	2

Net income before income taxes and non-controlling interest in subsidiaries	$1,953	$1,624	$1,619	$1,451	$1,510	$603	$1,387	$1,285	$1,427
Income taxes	435	342	381	348	332	90	392	353	443
Non-controlling interest in net income of subsidiaries	24	19	44	(25)	6	(30)	(6)	16	7

Net income from continuing operations	$1,494	$1,263	$1,194	$1,128	$1,172	$543	$1,001	$916	$977
Net income from discontinued operations	–	(1)	(17)	(10)	(1)	(21)	(22)	(9)	2

Net income	$1,494	$1,262	$1,177	$1,118	$1,171	$522	$979	$907	$979

Earnings per share – basic	$1.16	$.97	$.91	$.86	$.90	$.40	$.75	$.70	$.76
– diluted	$1.14	$.96	$.90	$.85	$.89	$.39	$.74	$.69	$.75

Net income (loss) RBC Canadian Personal and Business	$877	$775	$742	$608	$669	$504	$679	$524	$597
RBC U.S. and International Personal and Business	149	126	111	106	101	132	80	82	93
RBC Capital Markets	420	315	329	433	330	(57)	255	294	268
Corporate Support	48	47	12	(19)	72	(36)	(13)	16	19
Discontinued operations (1)	–	(1)	(17)	(10)	(1)	(21)	(22)	(9)	2

Net income	$1,494	$1,262	$1,177	$1,118	$1,171	$522	$979	$907	$979

Period average USD equivalent of C$1.00 (2)	$.861	$.897	$.896	$.877	$.865	$.850	$.810	$.811	$.827
Period-end USD equivalent of C$1.00	.850	.890	.884	.894	.878	.847	.817	.795	.806

(1)	Represents discontinued operations (RBC Mortgage Company) of the RBC U.S. and International Personal and Business segment.

(2)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada   First Quarter 2007   15

Trend analysis
Overview
Over the last nine quarters, our results were affected by a number of favourable and unfavourable specified items. In the first quarter of 2006 and the fourth quarter of 2005, our insurance business results were negatively impacted by hurricane-related charges of $61 million (before- and after-tax) and $203 million (before- and after-tax), respectively. In the fourth quarter of 2005, we recorded a $591 million ($326 million after-tax) provision for Enron Corp. (Enron) litigation-related matters. A $50 million reversal of the general allowance was recorded in the first quarter of 2006 in light of the strong credit quality of our corporate loan portfolio which partially reflected the favourable credit conditions. Our results were also impacted by the acquisition and disposition of certain businesses. We recorded an additional $40 million business realignment charge for continuing operations in the fourth quarter of 2005. In addition, RBC Mortgage was classified as discontinued operations in the second quarter of 2005 and certain assets of RBC Mortgage were sold in the fourth quarter of 2005.
Consolidated results
Our consolidated net income has consistently exceeded $1 billion over the last five quarters. This largely reflected a general increase in revenue across all our business segments. This positive trend was partially offset by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strengthening of the Canadian dollar during 2006 relative to 2005. The Canadian dollar exchange rate weakened in the first quarter of 2007.
     Non-interest expense increased over the period, largely reflecting increased variable compensation on improved business performance and higher costs in support of our growth, except for the fourth quarter of 2005, when we recorded a provision for Enron litigation-related matters.
     Provision for credit losses have been relatively stable but increasing over the period primarily commensurate with loan growth. The decrease in provisions in the first quarter of 2006 was primarily due to the $50 million reversal of the general allowance. The most recent quarters have experienced an increase due to higher provisions for personal and small business loans partially due to loan growth and lower corporate recoveries reflecting fewer problem loans.
     Income taxes have generally trended downward over the period, despite higher earnings before income taxes from continuing operations. This largely reflected higher earnings reported by our international subsidiaries operating in lower income tax jurisdictions and higher income from tax-advantaged sources (Canadian taxable corporate dividends) and the favourable resolution of an income tax audit in the first quarter of 2006. These factors contributed to a reduction in our effective income tax rate over the last nine quarters from 31.0% to 22.3%.
     Non-controlling interest in net income of subsidiaries fluctuated over the period, which depends on the net income attributed to third party investors in entities in which we do not have 100% ownership, but are required to consolidate.
Business segment results
RBC Canadian Personal and Business net income generally increased over the last nine quarters. This reflected strong volume growth across most business lines and generally stable margins, despite strong market competition and a shift in client preferences towards lower spread products. Our results in the fourth quarter of 2005 and the first quarter of 2006 were negatively impacted by hurricane-related charges.
     RBC U.S. and International Personal and Business results largely trended upward over the period. This was primarily driven by solid revenue growth, albeit partly restrained by the negative impact on the translated value of U.S. dollar-denominated earnings due to the generally stronger Canadian dollar.
     RBC Capital Markets recorded a general improvement in earnings over the period, with the exception of the fourth quarter of 2005, which included the $591 million ($326 million after-tax) provision for Enron litigation-related matters. Our diverse business and product offerings, together with business expansions and growing global distribution capabilities, contributed to this positive trend. However, these factors were partially offset by the lower translated value of U.S. dollar- and GBP-denominated earnings resulting from the stronger Canadian dollar.

Accounting matters and controls

Critical accounting policies and estimates
Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 on pages 106 to 110 of our 2006 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other post-employment benefits, income taxes and other-than-temporary impairment of investment securities. For further details, refer to pages 33 to 37 of our 2006 Annual Report.
Changes in accounting policies or estimates
Financial Instruments
On November 1, 2006, we adopted, on a prospective basis, three new accounting standards that were issued by the CICA: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. These standards, and the impact on our financial position and results of operations, are discussed in the Impact of the new financial instruments accounting standards section and in Note 1 to our unaudited Interim Consolidated Financial Statements.
Future changes in accounting policies or estimates
Canadian GAAP
Variable Interest Entities (VIEs)
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. EIC-163 became effective for us on February 1, 2007 and its implementation will result in the deconsolidation of certain investment funds. The impact of EIC-163 is not expected to be material to our consolidated financial position or results of operations.

16   Royal Bank of Canada   First Quarter 2007

U.S. GAAP
The following new guidance will be effective for our U.S. GAAP financial statements in the future: (i) Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109; (ii) FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R); (iii) FASB Statement No. 157, Fair Value Measurement; and (iv) FASB Statement No. 159, The Fair Value Option for Financial Assets and Liabilities. For further details, refer to our Reconciliation of Canadian and United States generally accepted accounting principles in Note 15 to our unaudited Interim Consolidated Financial Statements.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the interim period ended January 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business segment results

The following section provides an overview of how we measure the performance and report the results of our business segments.
     Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.
New business segments effective second quarter 2007
Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business and RBC Capital Markets) were reorganized into four new business segments and renamed:
     Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve our clients’ growing wealth management needs including those of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     U.S. & International Banking comprises our banking businesses outside Canada, including RBC Centura in the U.S., and RBC’s Caribbean banking operations. In addition, this segment includes our 50% ownership in RBC Dexia IS.
     Capital Markets continues as our global wholesale banking segment providing a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets.
     We will report our results based on these new business segments starting the second quarter of 2007.

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way the business segments are managed.
     This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.
     The key methodologies and assumptions used in our management reporting framework are expense allocation, capital attribution, funds transfer pricing and taxable equivalent basis (teb), and are outlined in the How we manage our business segments section of our 2006 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.
     We also use and report certain non-GAAP financial measures, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions.
Changes made in the first quarter of 2007
Within RBC Canadian Personal and Business, certain amounts related to trustee services have been reclassified from Non-interest income – Investment management and custodial fees to Net interest income to better reflect their nature. All comparative amounts have been restated to reflect this reclassification.

Impact of foreign exchange rates on our business segments

The translated value of RBC U.S. and International Personal and Business U.S. dollar-denominated results is impacted by fluctuations in the U.S./Canadian dollar exchange rate. The translated value of RBC Capital Markets U.S. dollar- and GBP-denominated results is also impacted by fluctuations in the respective exchange rates to the Canadian dollar.
     The Canadian dollar remained relatively stable on average relative to the U.S. dollar and depreciated 13% on average relative to the GBP, compared to a year ago. RBC U.S. and International Personal and Business net income increased
$1 million and RBC Capital Markets net income increased $15 million as a result of the impact of the change in the Canadian dollar exchange rates.
     The Canadian dollar depreciated 4% on average and 8% on average relative to the U.S. dollar and GBP, respectively, compared to the previous quarter. RBC U.S. and International Personal and Business net income increased $5 million and RBC Capital Markets net income increased $10 million, as a result of the impact of the change in the Canadian dollar exchange rates.

Royal Bank of Canada   First Quarter 2007   17

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). While net income is in accordance with GAAP, the others are considered non-GAAP financial measures which do not have standardized meanings under GAAP and may not be comparable to similar measures used by other financial institutions. For further details, refer to the How we manage our business segments and Key financial measures (non-GAAP) sections in our 2006 Annual Report.
Return on equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares. Our quarterly business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital is based on attributed risk capital and amounts invested in goodwill and intangibles.
     Our quarterly RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital). The business segment ROE and RORC measures are viewed by management as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors.
     The following table provides a reconciliation of the ROE and RORC calculations.

Return on equity and Return on risk capital

	For the three months ended					For the three months ended
	January 31					October 31	January 31
	2007					2006	2006
		RBC U.S.
	RBC Canadian	International
	Personal and	Personal and	RBC	Corporate
(C$ millions) (1), (2)	Business	Business	Capital Markets	Support	Total	Total	Total

Net income from continuing operations	$877	$149	$420	$48	$1,494	$1,263	$1,172
Net loss from discontinued operations	–	–	–	–	–	(1)	(1)

Net income	$877	$149	$420	$48	$1,494	$1,262	$1,171
less: Preferred dividends	(7)	(3)	(4)	(2)	(16)	(26)	(10)

Net income available to common shareholders	$870	$146	$416	$46	$1,478	$1,236	$1,161

Average equity	$9,400	$3,800	$5,400	$2,850	$21,450	$20,500	$19,300
less: Unattributed capital	–	–	–	1,950	1,950	2,650	2,700
less: Goodwill and intangible capital	2,600	1,650	1,150	–	5,400	4,700	4,450
Average risk capital (2)	$6,800	$2,150	$4,250	$900	$14,100	$13,150	$12,150

Return on equity (ROE)	36.7%	15.3%	30.5%	6.4%	27.3%	23.9%	23.9%
Return on risk capital (RORC)	50.8%	26.7%	38.7%	n.m.	41.6%	37.3%	37.9%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section.

n.m.	not meaningful

RBC Capital Markets total revenue (teb) excluding revenue related to Consolidated Variable Interest Entities (VIEs)
We consolidate certain entities in accordance with CICA AcG-15, Consolidation of Variable Interest Entities (VIEs). Consolidation of a VIE is based on our exposure to variability in the VIE’s assets and not on whether we have voting control. Revenue and expenses from certain of these VIEs have been included in RBC Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reporte net income.
As the amounts attributable to other equity investors do not have an impact on our reported net income, management believes that adjusting for these items enhances the comparability of RBC Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with certain other financial institutions. As the expenses are not viewed as material, we have only adjusted for the revenue attributed to other equity investors.
     The following table provides a reconciliation of total revenue (teb) excluding VIEs for RBC Capital Markets.

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Total revenue (teb) (1)	$1,400	$1,160	$1,013
Revenue related to VIEs offset in Non-controlling interest (2)	11	4	(8)

Total revenue (teb) excluding VIEs	$1,389	$1,156	$1,021

(1)	Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section of our 2006 Annual Report.

(2)	Represents revenue attributed to other equity investors of consolidated VIEs.

18   Royal Bank of Canada   First Quarter 2007
Operating leverage
Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis, while the impact of consolidated VIEs is excluded as they have no material impact on our earnings. Global Insurance revenue and accounting adjustments related to the new financial instruments accounting standards are also excluded from revenue. Non-interest expense excludes Global Insurance-related expense.
Global Insurance results are excluded as certain changes in revenue can be largely offset in insurance policyholder benefits, claims and acquisition expense which is not captured in our operating leverage calculation. The impact of the new financial instruments accounting standards is excluded as it gives rise to accounting volatility and is not viewed as a measure of economic performance.
     The following table shows the Q1 2007 operating leverage ratio calculation.

Operating leverage ratio calculation

	For the three months ended
			Q1 2007 vs.
(C$ millions, except percentage amounts)	Q1 2007	Q1 2006	Q1 2006

Total revenue	$5,698	$4,960
add: teb adjustment	70	37
less: Revenue related to VIEs	11	(8)
less: Global Insurance revenue	860	858
less: Impact of the new financial instruments accounting standards (1)	33	–

Total revenue (adjusted)	$4,864	$4,147	17.3%

Non-interest expense	$3,067	$2,751
less: Global Insurance-related non-interest expense	128	116

Non-interest expense (adjusted)	$2,939	$2,635	11.5%

Q1 2007 Operating leverage			5.8%

(1)	Excludes the impact of the new financial instruments accounting standards related to Global Insurance.

RBC Canadian Personal and Business revenue and Insurance-related results excluding the impacts of the new financial instruments accounting standards and certain items
In the first quarters of 2007 and 2006, there were certain items that impacted the insurance premiums, investment and fee income, the insurance policyholder benefits, claims and acquisition expense income statement lines, and the associated business line and segment results under which they are also reported. Management believes that adjusting for these items enhances the comparability of our results, and enables a more meaningful comparison of our financial performance with certain other financial institutions. The following provides the details of the items that management believes should be excluded from the respective results.
Impact of the new financial instruments accounting standards
For the three months ended January 31, 2007, we recorded an unrealized net loss of $70 million related to the impact of changes in interest rates on the fair valuation of the securities backing our life and health insurance liabilities. This net loss was recorded in insurance-related revenue, and was largely offset by a corresponding change in the underlying liabilities that was recorded in insurance policyholder benefits claims and acquisition expense. The new financial instruments accounting standards have been implemented prospectively, and the net amount had no significant impact on our reported net income.
Results excluding a favourable adjustment related to the reallocation of foreign investment capital
During the quarter, we reallocated certain foreign investment capital from our international insurance operations, which had supported our property catastrophe reinsurance business, as we have strategically exited this line of business. Accordingly, we recognized a favourable foreign currency translation adjustment of $40 million (before- and after-tax) associated with this capital. This amount was previously recorded in Shareholders’ equity and has been reclassified to income in the period.
Results excluding hurricane-related charges
We recorded a $61 million (before- and after-tax charge) in our insurance business in the first quarter of 2006 for additional estimated net claims for damages predominantly related to Hurricane Wilma which occurred in late October 2005.
The following table provides a reconciliation of RBC Canadian Personal and Business revenue and Insurance-related results excluding the impacts of the new financial instruments accounting standards and the items noted above.

	For the three months ended
	January 31				January 31
	2007				2006
				Insurance	Insurance
	RBC Canadian		Insurance	policyholder	policyholder
	Personal and	Global	premiums,	benefits, claims	benefits, claims
	Business	Insurance	investment and	and acquisition	and acquisition
(C$ millions)	revenue (1)	revenue (1)	fee income (2)	expense (2)	expense

GAAP reported amounts	3,546	860	$820	$516	$652
Exclude: Impact of the new financial instruments accounting standards	70	70	70	69	–
Impact of foreign currency translation adjustment	(40)	(40)	–	–	–
Hurricane-related charges	–	–	–	–	(61)

Amounts excluding the impact of the new financial instruments accounting standards and certain items noted above	$3,576	$890	$890	$585	$591

(1)	For further details, refer to the RBC Canadian Personal and Business section.

(2)	For further details, refer to the Consolidated results section.

Royal Bank of Canada   First Quarter 2007   19

RBC Canadian Personal and Business

RBC Canadian Personal and Business segment consists of our personal and business banking and wealth management businesses in Canada as well as our global insurance business.
This segment comprises Personal Banking, Business Financial Services, Cards and Payment Solutions, Wealth Management and Global Insurance.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage and number of amounts)	2007	2006 (1)	2006 (1)

Net interest income	$1,588	$1,567	$1,443
Non-interest income	1,958	1,918	1,855
Total revenue	$3,546	$3,485	$3,298
Non-interest expense	$1,575	$1,566	$1,502
Provision for credit losses (PCL)	182	173	142
Insurance policyholder benefits, claims and acquisition expense	516	611	652
Net income before income taxes and non-controlling interest in subsidiaries	$1,273	$1,135	$1,002
Net income	$877	$775	$669

Revenue by business line
Personal Banking	$969	$946	$869
Business Financial Services	555	559	526
Cards and Payment Solutions	429	425	404
Wealth Management	733	692	641
Global Insurance	860	863	858

Key ratios
Return on equity (2)	36.7%	34.2%	30.0%
Return on risk capital (2)	50.8%	46.3%	41.5%
Net interest margin (3)	3.26%	3.30%	3.26%
Operating leverage (excluding Global Insurance) (4)	5.7%	4.6%	3.6%
Selected average balance sheet and other information (5)
Total assets (6)	$213,900	$207,800	$194,600
Total earning assets (6)	193,500	188,300	175,800
Loans and acceptances (6)	192,400	188,200	173,300
Deposits	152,900	149,500	142,700
Attributed capital (2)	9,400	8,950	8,750
Risk capital (2)	6,800	6,600	6,350
Assets under administration	221,900	213,200	195,400
Assets under management	96,800	89,700	79,300
Insurance premiums and deposits	895	864	860
Credit information
Gross impaired loans as a % of average loans and acceptances	.33%	.31%	.30%
Specific PCL as a % of average loans and acceptances	.38%	.36%	.33%
Other information
Number of employees (full-time equivalent)	28,997	28,271	27,662

(1)	In the quarter, we reclassified amounts from non-interest income to net interest income due to changes in certain trustee services agreements. Our 2006 results have been restated to reflect these changes.

(2)	Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. Segment Return on equity, Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average earnings asset balances for the period.

(4)	Defined as the difference between revenue growth rate and non-interest expense growth rate for the segment, excluding Global Insurance due to the nature of its business.

(5)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(6)	Total assets, total earning assets, and loans and acceptances include average securitized residential mortgages and credit cards for the three months ending January 31, 2007 of $18 billion and $3.7 billion, respectively.

Q1 2007 vs. Q1 2006
Net income increased $208 million, or 31%, from a year ago. This was largely due to strong growth across all business lines, reflecting the ongoing successful execution of our growth initiatives. We recorded double-digit revenue growth in our Personal Banking and Wealth Management businesses, and experienced solid growth in our Business Financial Services and Cards and Payment Solutions businesses. The improvement in our results also reflected the prior year hurricane-related charge and a favourable adjustment related to the reallocation of foreign investment capital in the current quarter. These factors were partially offset by increased variable compensation resulting from stronger business performance and higher costs in support of business growth.
     Total revenue increased $248 million, or 8%, from a year ago. Excluding the negative impact related to the implementation of the new financial instruments accounting standards and a favourable adjustment related to the reallocation of foreign investment capital, total revenue increased $278 million, or 8%. The increase primarily reflected strong volume growth in our banking, wealth management and insurance operations. For a reconciliation of RBC Canadian Personal and Business revenue excluding the impact of the items noted above, refer to the Key performance and non-GAAP measures section.
     Net interest margin remained stable at 3.26%, as improved spreads on personal deposits were offset by lower spreads on business deposits and credit cards.

20   Royal Bank of Canada   First Quarter 2007

     Personal Banking revenue was up $100 million, or 12%, largely reflecting strong growth in home equity lending and improved lending and deposit spreads across all products.
     Business Financial Services revenue increased $29 million, or 6%, primarily as a result of solid loan and deposit growth, partially offset by lower spreads on deposits.
     Cards and Payment Solutions revenue was up $25 million, or 6%, mainly reflecting increased balances and improved transaction volumes. The increase was partly offset by higher customer loyalty reward program costs and spread compression.
     Wealth Management revenue increased $92 million, or 14%, reflecting stronger contributions from most product lines. In particular, the increase was driven by stronger net sales and capital appreciation in mutual funds. Continued growth in fee-based accounts and higher volumes in our brokerage businesses also contributed to the increase.
     Global Insurance revenue was up $2 million from the prior year. Excluding the negative impact related to the implementation of the new financial instruments accounting standards, and a favourable adjustment related to the reallocation of foreign investment capital, Global Insurance revenue increased $32 million, or 4%, from the prior year. The increase was primarily due to growth in our European life reinsurance and domestic businesses. These factors were largely offset by lower U.S. annuity sales due to the relatively low interest rate environment, and lower revenue from our property catastrophe reinsurance operations where we have ceased underwriting new business. For a reconciliation of Global Insurance revenue excluding the impact of the items noted above, refer to the Key performance and non-GAAP measures section.
     Non-interest expense was up $73 million, or 5%, reflecting increased variable compensation on stronger wealth management revenue, as well as increased sales personnel and higher infrastructure, marketing and advertising costs in support of business growth.
     Total provision for credit losses increased $40 million, or 28%. The increase was a result of higher provisions in personal unsecured credit lines reflecting portfolio growth and a higher loss rate, and increased provisions in small business loans due to higher impairment. Higher provisions in credit cards commensurate with portfolio growth also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense decreased $136 million, or 21%, from the prior year. Excluding the positive impact of the implementation of the new financial instruments accounting standards and the prior year hurricane-related charge, insurance policyholder benefits, claims and acquisition expense decreased $6 million, or 1%, from the prior year. The decrease was largely attributable to lower U.S. annuity sales and a higher level of favourable net actuarial liability adjustments this quarter. The current quarter included a $38 million cumulative valuation adjustment relating to prior periods, while the prior year included a similar amount. These factors were partially offset by growth in our European life reinsurance and domestic businesses. For a reconciliation of Insurance policyholder benefits, claims and acquisition expense excluding the impact of the items noted above, refer to the Key performance and non-GAAP measures section.
     Average assets increased $19 billion, or 10%, over the prior year, reflecting strong growth in home equity lending, business loans and credit card balances. Deposits were up $10 billion, or 7%, over the prior year reflecting growth in business deposits and personal GICs.
Q1 2007 vs. Q4 2006
Net income increased $102 million, or 13%, compared to the prior quarter. The increase was largely due to strong results in our Global Insurance business, reflecting the favourable impacts of an adjustment related to the reallocation of foreign investment capital and a net actuarial liability adjustment this quarter, as well as improved claims experience across most product lines. Strong revenue growth in Wealth Management also contributed to the increase. These factors were partially offset by higher provisions for credit losses in credit cards partially reflecting portfolio growth and increased staffing costs.
     Total revenue increased $61 million, or 2%, from the previous quarter. Excluding the negative impact related to the implementation of the new financial instruments accounting standards, and a favourable adjustment related to the reallocation of foreign investment capital, total revenue increased $91 million, or 3%. The increase was primarily due to strong volume growth in our wealth management and domestic insurance businesses.
     Net interest margin declined 4 bps to 3.26%, mainly due to lower spreads on business deposits and credit cards.
     Non-interest expense was up $9 million, or 1%, largely as a result of a seasonal increase in benefits, and higher variable compensation on stronger wealth management revenue. The increase was mainly offset by lower marketing and advertising costs due to seasonal factors.
     Total provision for credit losses increased $9 million, or 5%, largely reflecting higher provisions in credit cards in part reflecting portfolio growth. The increase was partly offset by lower provisions in our small business and commercial loan portfolios.
     Insurance policyholder benefits, claims and acquisition expense decreased $95 million, or 16%, from the prior quarter. Excluding the positive impact related to the implementation of the new financial instruments accounting standards, insurance policyholder benefits, claims and acquisition expense decreased $26 million, or 4%, from the prior quarter. The decrease was largely attributable to a favourable net actuarial liability adjustment this quarter, which included a $38 million cumulative valuation adjustment related to prior periods. Improved claims experience and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by growth in our domestic business.

Royal Bank of Canada   First Quarter 2007   21

RBC U.S. and International Personal and Business

RBC U.S. and International Personal and Business consists of our personal and business banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment comprises Wealth Management, which includes Global Private Banking and certain activities of RBC Dain Rauscher, and Banking, which includes our RBC Centura and Caribbean banking operations.
     On December 8, 2006, we acquired Flag, expanding our Banking business.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except number of and percentage amounts) (1)	2007	2006	2006

Net interest income	$302	$279	$279
Non-interest income	501	461	431
Total revenue	$803	$740	$710
Non-interest expense	611	575	567
Provision for credit losses (PCL)	10	5	10
Business realignment charges	–	1	–
Net income before income taxes and non-controlling interest in subsidiaries	$182	$159	$133
Net income	$149	$126	$101

Revenue by business line
Wealth Management	$527	$466	$446
Banking	276	274	264

Key ratios
Return on equity (ROE) (2)	15.3%	14.8%	13.3%
Return on risk capital (RORC) (2)	26.7%	24.0%	21.6%
Selected average balance sheet and other information (3)
Total assets	$43,700	$40,100	$36,800
Loans and acceptances	23,000	21,000	20,600
Deposits	37,100	34,200	31,900
Attributed capital (2)	3,800	3,350	3,000
Risk capital (2)	2,150	2,050	1,850
Assets under administration	333,900	307,900	287,300
Assets under management	60,900	53,400	49,200
Credit information
Gross impaired loans as a % of average loans and acceptances	.81%	.89%	.81%
Other information
Number of employees (full-time equivalent)	11,660	11,238	11,020

(US$ millions)

Net interest income	$262	$250	$241
Non-interest income	431	413	374
Total revenue	$693	$663	$615
Non-interest expense	526	517	490
Provision for credit losses (PCL)	9	4	9
Business realignment charges	–	1	–
Net income before income taxes and non-controlling interest in subsidiaries	$158	$141	$116
Net income	$128	$114	$88

Revenue by business line Wealth Management	$454	$417	$387
Banking	$239	$246	$228

(1)	In prior quarters, results of this segment were reported on a continuing operations basis.

(2)	Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. Segment Return on equity, Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Q1 2007 vs. Q1 2006
Net income increased $48 million, or 48%, from the prior year. In U.S. dollars, net income was up US$40 million, or 45%, largely driven by strong growth reflecting the successful execution of our growth initiatives including the acquisition of Flag. These factors were partially offset by higher staffing costs in support of our growth initiatives including the acquisition of Flag and increased variable compensation primarily in Wealth Management on stronger revenue.
     Revenue increased $93 million, or 13%, over the prior year. In U.S. dollars, revenue was up US$78 million, or 13%, primarily due to strong growth in fee-based client assets and higher client transaction volumes in Wealth Management and improved volume growth in loans and deposits across all businesses.
     Wealth Management revenue improved $81 million, or 18%. In U.S. dollars, Wealth Management revenue was up US$67 million, or 17%. The improvement was mainly due to continued strong growth in fee-based client assets, reflecting both strong equity market growth and aggressive recruitment of high-performing

22   Royal Bank of Canada   First Quarter 2007

financial consultants. The increase also reflected a US$14 million foreign exchange translation gain on certain deposits, the inclusion of an additional month of results related to the acquisition of Abacus Financial Group Limited (Abacus) and higher client transaction volumes and strong growth in loans and deposits. These factors were partly offset by a lower gain resulting from the fair valuing of certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher (which is offset by lower stock-based compensation noted in non-interest expense below).
     Banking revenue increased $12 million, or 5%. In U.S. dollars, Banking revenue increased US$11 million, or 5%, due to solid growth in loan and deposit volumes primarily reflecting our acquisition of Flag, growth in fee-based activities and higher mortgage origination activity. These factors were partially offset by a US$18 million loss on the sale of certain investment securities due to the strategic restructuring of RBC Centura’s investment portfolio to take advantage of market opportunities and growth in our balance sheet.
     Non-interest expense increased $44 million, or 8%, over the prior year. In U.S. dollars, non-interest expense increased US$36 million, or 7%, largely reflecting higher staffing and occupancy costs in support of our growth initiatives, including the acquisition of Flag and 17 additional de novo branches in RBC Centura and Caribbean compared to the prior year. The inclusion of an additional month of costs related to the acquisition of Abacus and higher variable compensation, primarily in Wealth Management, commensurate with stronger revenue also contributed to the increase. These factors were partially offset by lower stock-based compensation in RBC Dain Rauscher. All other expense categories were largely unchanged compared to the prior year reflecting continued cost management efforts.
     Provision for credit losses of $10 million was flat compared to the prior year. In U.S. dollars, the provision of US$9 million was unchanged from a year ago as lower provisions in our RBC Centura loan portfolio reflecting strong credit quality were offset by increased provisions in our Caribbean portfolio.
     Average assets increased $7 billion, or 19%. In U.S. dollars average assets grew US$6 billion, or 18%, largely reflecting growth at Global Private Banking due mainly to the acquisition of Abacus. Strong loan growth at RBC Centura, including the acquisition of Flag, also contributed to the increase.
Q1 2007 vs. Q4 2006
Net income increased $23 million, or 18%, from the previous quarter. In U.S. dollars, net income was up US$14 million, or 12%. The improved results were driven by revenue growth primarily in our wealth management businesses and the reversal recorded this quarter of income taxes expensed in prior periods. This was partially offset by the US$18 million loss on the sale of certain investment securities.
     Revenue increased $63 million, or 9%, over the prior quarter. In U.S. dollars, revenue was up US$30 million, or 5%. The increase was mainly due to higher client transaction volumes and continued growth in fee-based client assets in Wealth Management. A US$14 million foreign exchange translation gain and volume growth in loans and deposits also contributed to the increase. These factors were partially offset by the US$18 million loss on the sale of certain investment securities.
     Non-interest expense increased $36 million, or 6%, over the prior quarter. In U.S. dollars, non-interest expense increased US$9 million, or 2%, largely reflecting higher staffing costs, the inclusion of Flag and higher stock-based compensation at RBC Dain Rauscher. These factors were partially offset by lower variable compensation.
     Provision for credit losses was up $5 million. In U.S. dollars, the increase was US$5 million, reflecting higher provisions in our Caribbean loan portfolio.

Royal Bank of Canada   First Quarter 2007   23

RBC Capital Markets

RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets. This segment consists of two main businesses, Global Markets and Global Investment Banking and Equity Markets, and our 50% ownership in RBC Dexia IS. All other businesses are grouped under Other.
     In January 2007, we acquired Carlin Financial Group (RBC Carlin) and Daniels & Associates, L.P. (RBC Daniels), building on our investment banking and trading capabilities in the U.S. and globally. The financial results of RBC Carlin and RBC Daniels are reported in Global Investment Banking and Equity Markets.

	As at or for the three months ended
	January 31		October 31	January 31
(C$ millions, except percentage amounts)	2007		2006	2006

Net interest income (teb) (1)	$78		$14	$68
Non-interest income	1,322		1,146	945
Total revenue (teb) (1)	$1,400		$1,160	$1,013
Non-interest expense	877		770	686
Provision for (recovery of) credit losses (PCL)	(8)		–	(85)
Business realignment charges	–		(1)	–
Net income before income taxes (teb) and non-controlling interest in subsidiaries (1)	$531		$391	$412
Net income	$420		$315	$330

Revenue by business line
Global Markets	$804		$607	$574
Global Investment Banking and Equity Markets	352		319	274
RBC Dexia Investor Services (2)	170		155	84
Other	74		79	81

Key ratios
Return on equity (ROE) (3)	30.5%		25.8%	30.0%
Return on risk capital (RORC) (3)	38.7%		33.4%	37.8%
Selected average balance sheet and other information (4)
Total assets	$306,900		$283,100	$252,800
Trading securities	155,900		137,800	132,500
Loans and acceptances	29,300		26,200	20,500
Deposits	139,300		125,100	115,900
Attributed capital (3)	5,400		4,750	4,300
Risk capital (3)	4,250		3,700	3,400
Assets under administration – RBC	5,400		4,700	3,300
Assets under administration – RBC Dexia IS (5)	2,050,000		1,893,000	1,738,100
Credit information
Gross impaired loans as a % of average loans and acceptances	.22%		.23%	.55%
Specific PCL as a % of average loans and acceptances	(.11%	)	.00%	(.68%	)
Other information
Number of employees (full-time equivalent)	3,140		2,938	2,812

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section.

(2)	On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with the institutional investor service business of Dexia forming a new company RBC Dexia Investor Services. Given the similarity of these businesses, we have disclosed revenue from our prior business, IIS, and our 50% proportionate ownership of RBC Dexia IS on the same line for comparative purposes. As RBC Dexia IS reports on a calendar quarter there is a one month lag in the reporting of its earnings. Comparative amounts for the three months ended January 31, 2006 only represent two months of revenue from IIS.

(3)	Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. Segment Return on equity, Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(4)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(5)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag, Assets under administration – RBC Dexia IS are as at December 31, 2006.

Q1 2007 vs. Q1 2006
Net income increased $90 million, or 27%, from a year ago largely driven by broad-based growth across most businesses and product categories and a lower effective tax rate. The increase in revenue primarily reflected higher trading results and stronger equity and debt origination activity. The current quarter was also favourably impacted by the inclusion of a full quarter of results from RBC Dexia IS compared to the two months of results from our former business Investment & Institutional Services (IIS) recorded in the prior period. These factors were partially offset by higher variable compensation on stronger business performance and a $50 million general allowance reversal recorded in the prior year.
     Total revenue (teb) rose $387 million, or 38%, from the prior year largely due to higher equity and debt trading results mainly due to significant transactions in our Infrastructure Finance group, increased revenue from certain equity trading strategies and the inclusion of an additional month of RBC Dexia IS results. Higher Canadian and U.S. equity origination activity, increased distributions from private equity investments and improved U.S. debt origination activity also contributed to the increase. These factors were partially offset by lower M&A fees. Total revenue (teb) excluding VIEs was $1,389 million, up $368 million, or 36%, from a year ago. For a reconciliation of Total revenue (teb) excluding VIEs refer to the Key performance and non-GAAP measures section.

24   Royal Bank of Canada   First Quarter 2007

     Global Markets revenue was up $230 million, or 40%, largely due to higher equity and debt trading results mainly due to significant transactions in our Infrastructure Finance group, increased revenue from certain equity trading strategies and improved debt origination activity mainly in the U.S.
     Global Investment Banking and Equity Markets revenue increased $78 million, or 28%, mostly due to increased Canadian and U.S. equity origination, higher distributions from private equity investments and improved U.S. debt origination activity, partially offset by lower M&A fees as the prior year included several notable deals which were not repeated this quarter.
     RBC Dexia IS revenue was $170 million, which reflected higher deposit balances and strong business activity. This compares to $84 million in the prior year which reflected only two months of results from our former business, IIS.
     Other decreased $7 million, or 9%, from a year ago largely due to the prior year gains from the sale of convertible assets in our Global Credit business compared to fair value losses associated with credit protection derivative contracts used to economically hedge our core lending portfolio recorded in the current quarter.
     Non-interest expense increased $191 million, or 28%, from a year ago mainly due to higher variable compensation on stronger business performance, and the inclusion of an additional month of costs in RBC Dexia IS.
     Recovery of credit losses was $8 million compared to a recovery of $85 million a year ago which included a $50 million reversal of the general allowance and a $25 million recovery of Enron-related loans previously written off.
     Income taxes (teb) were up $10 million, or 11%, largely commensurate with higher earnings partially offset by the current period reversal of income taxes previously expensed, due to the resolution of certain tax audits, and the write-off of deferred taxes recorded in the prior quarter due to the transfer of the IIS business to RBC Dexia IS.
     Average assets increased $54 billion, or 21%, compared to a year ago largely resulting from a higher level of trading securities related to growth in certain equity trading strategies and new business initiatives, and growth in corporate loans primarily resulting from improved investment banking activity and growth in the U.S.
Q1 2007 vs. Q4 2006
Net income increased $105 million, or 33%, compared to the prior quarter driven by revenue growth across most businesses reflecting higher trading revenue due to significant transactions, improved client activity and favourable market conditions. These factors were partially offset by higher variable compensation on stronger business performance.
     Total revenue (teb) rose $240 million, or 21%, from the prior quarter largely due to stronger debt and equity trading results, higher equity origination in both the U.S. and Canada, and increased distributions from private equity investments. Improved business volumes at RBC Dexia IS also contributed to the increase. These factors were partially offset by lower M&A fees mainly in Canada and weaker debt origination activity. Total revenue (teb) excluding VIEs was $1,389 million, up $233 million, or 20%, from the prior quarter.
     Non-interest expense increased $107 million, or 14%, mainly due to higher variable compensation on stronger business performance.
     Recovery of credit losses was $8 million in the current quarter compared to no recovery in the prior quarter.
     Income taxes (teb) were up $33 million over the prior quarter commensurate with the higher earnings before income taxes and business mix.
     Average assets increased $24 billion, or 8%, compared to the prior quarter largely resulting from a higher level of trading securities in support of growth in certain equity trading strategies and higher corporate loan volumes largely on improved capital markets activity.

Corporate Support

Corporate Support segment activities include our Global Technology and Operations Group, Corporate Treasury, Finance, Human Resources, Risk Management, Internal Audit and other Global Functions, the costs of which are largely allocated to the business segments. Our Corporate Support teams employ over 18,000 full-time equivalent staff.
     The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the benefit of the organization that are not allocated to the business segments such as enterprise funding, securitization and the net earnings associated with unattributed capital. The results also include consolidation adjustments such as the elimination of the teb adjustments recorded in RBC Capital Markets related to the gross-up of income from Canadian taxable corporate dividends to their tax equivalent value. These adjustments are recorded in net interest income and offset in the provision for income taxes.
     Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the significant items affecting the reported results in each period.

Royal Bank of Canada   First Quarter 2007   25

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Net interest income (teb) (1)	$(101)	$(129)	$(108)
Non-interest income	50	93	47
Total revenue (teb) (1)	$(51)	$(36)	$(61)
Non-interest expense	4	44	(4)
Recovery of credit losses	(22)	(19)	(20)
Net loss before income taxes and non-controlling interest in subsidiaries (teb) (1)	$(33)	$(61)	$(37)
Net income	$48	$47	$72

Selected average balance sheet and other information (2)
Total assets	$(5,600)	$(5,700)	$(4,500)
Attributed capital (3)	2,850	3,450	3,250
Securitization
Total securitizations sold and outstanding (4)	18,732	17,781	15,172
New securitization activity in the period (5)	1,438	2,059	2,733

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section. These amounts included the elimination of the adjustments recorded in RBC Capital Markets related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends). The amount for the three months ended January 31, 2007, was $70 million (October 31, 2006 – $50 million; January 31, 2006 – $37 million).

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Average attributed capital is a non-GAAP financial measure. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(4)	Total securitizations sold and outstanding are comprised of Credit card loans and Residential mortgages.

(5)	New securitization activity comprises Residential mortgages and Credit card loans securitized and sold in the period. For further details, refer to Note 6 to our unaudited Interim Consolidated Financial Statements. This amount does not include commercial mortgage securitization activity of RBC Capital Markets.

Q1 2007
Net income of $48 million in the quarter mainly reflected income tax amounts which were largely related to enterprise funding activities not allocated to the business segments and gains related to securitization activity. Interest earned on tax overpayments received and the current period net favourable impact attributable to the ineffective portion of certain cash flow hedges arising from the implementation of the new financial instruments accounting standards in the current quarter also contributed to the increase. These factors were partially offset by a $20 million after-tax cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.
Q4 2006
Net income of $47 million in the quarter mainly reflected income tax amounts which were largely related to enterprise funding activities not allocated to the business segments and gains resulting from the fair valuing of certain derivatives related to certain economic hedges. These factors were partially offset by an amount accrued related to a leased space which we will not occupy and expect to sublease at a rate lower than our contracted rate.
Q1 2006
Net income of $72 million largely reflected the favourable resolution of an income tax audit related to prior years which resulted in a $70 million reversal of amounts accrued in prior years.

Financial condition

Balance sheet data and analysis

	As at
	January 31	October 31	January 31
(C$ millions)	2007 (1)	2006	2006

Interest-bearing deposits with banks	$7,637	$10,502	$10,913
Securities
Trading	$169,030	$147,237	$131,551
Investment	27,821	37,632	34,107
Total securities	$196,851	$184,869	$165,658
Assets purchased under reverse repurchase agreements and securities borrowed	$67,744	$59,378	$47,564
Loans
Residential mortgages	$98,527	$96,675	$91,776
Personal	45,787	44,902	41,337
Credit cards	7,553	7,155	5,468
Business and government	67,851	61,207	55,615
Total loans	$219,718	$209,939	$194,196
Other assets	$77,242	$69,100	$66,300
Total assets	$571,615	$536,780	$487,874
Deposits	$365,606	$343,523	$314,872
Other liabilities	$172,261	$160,575	$141,036
Non-controlling interest in subsidiaries	$1,799	$1,775	$1,916
Shareholders’ equity	$23,458	$22,123	$20,235

(1)	The amounts included the transition adjustment related to the implementation of the new financial instruments accounting standards effective November 1, 2006. For further details, refer to the impact of new financial instruments accounting standards section.

26   Royal Bank of Canada   First Quarter 2007

Q1 2007 vs. Q1 2006
Total assets increased $84 billion, or 17%, from a year ago. The increase was broad-based across most asset categories, with the majority attributable to growth in our trading and lending activities.
     Interest-bearing deposits with banks declined $3 billion, or 30%, from the prior year, largely reflecting a shift in our portfolio mix to higher yielding assets.
     Total securities were up $31 billion, or 19%, from a year ago primarily resulting from a $37 billion increase in Trading securities. The increase in Trading securities largely reflected growth of our trading businesses. Certain securities previously classified as Investment securities are now classified as Trading securities with the implementation of the new financial instruments accounting standards. For further details, refer to the Impact of the new financial instruments accounting standards section.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $20 billion, or 42%, from a year ago. The increase primarily reflected higher balances in support of certain equity and debt trading strategies, and increased client balances.
     Total loans increased $26 billion, or 13%, from a year ago as a result of increases across all categories. This reflected strong loan demand driven by the generally favourable economic conditions, and our successful execution of growth strategies.
     Residential mortgages were up $7 billion, or 7%, despite the offsetting effect of $13 billion of securitizations over the last 12 months. The increase largely reflected growth in our domestic business.
     Personal loans increased $4 billion, or 11%, primarily due to growth in our Homeline products.
     Credit cards increased $2 billion, or 38%, largely reflecting successful sales efforts and growth in client spending and balances. The increase also reflected $650 million of previously securitized amounts which matured over the period, resulting in the loans being recorded back on our balance sheet.
     Business and government loans increased $12 billion, or 22%, primarily attributable to the acquisition of Flag, strong loan growth in RBC Centura, increased loans related to investment banking activity and general business growth.
     Other assets were up $11 billion, or 17%. The increase was mainly attributable to derivatives largely reflecting changes in foreign exchange rates, and increased business activity in receivables from brokers and dealers, and customers’ liability under acceptances.
     Deposits increased $51 billion, or 16%, from a year ago. This was largely driven by higher business and government deposits in support of increased business activities. The increase also reflected higher bank deposits in support of funding requirements for our trading and lending activities. Personal deposits also increased primarily reflecting stronger sales of fixed-term deposit products.
     Other liabilities rose $31 billion, or 22%, from last year, primarily due to increased business activities related to repurchase agreements and securities sold short.
     Shareholders’ equity increased $3 billion, or 16%, over the prior year, largely reflecting strong earnings growth, net of dividends, and a $.9 billion net issuance of preferred shares over the period.
Q1 2007 vs. Q4 2006
Total assets increased $35 billion, or 6%, from the prior quarter. The increase was broad-based across most asset categories, with the majority attributable to growth in our trading and lending activities.
     Interest-bearing deposits with banks decreased $3 billion, or 27%, from the prior quarter. The decrease primarily reflected a shift in our portfolio mix to more liquid and higher yielding assets.
     Total securities were up $12 billion, or 6%, from the prior quarter, primarily reflecting a higher level of Trading securities in support of growth in our trading businesses. Certain securities previously classified as Investment securities are now classified as Trading securities with the implementation of the new financial instruments accounting standards.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $8 billion, or 14%, from the prior quarter, generally in support of certain equity and debt trading strategies, and increased client balances.
     Total loans rose $10 billion, or 5%, from the prior quarter as a result of increases across all categories. This was largely a result of increased corporate loans related to investment banking activity, strong loan growth in RBC Centura including the acquisition of Flag. Higher domestic residential mortgages (despite the offsetting effect of $2.5 billion of securitizations this quarter) and personal secured credit lines underpinned by resilient domestic housing market activities also contributed to the increase.
     Other assets were up $8 billion, or 12%, from the prior quarter. The increase was mainly attributable to derivatives primarily due to changes in foreign exchange rates, and increased business activity in receivables from brokers and dealers, and customers’ liability under acceptances.
     Deposits increased $22 billion, or 6%, from the prior quarter, as a result of growth across all categories. The increase was largely driven by growth in business and government deposits, primarily reflecting new issuances of deposit notes in the quarter, the acquisition of Flag, and business growth in our U.S. and international operations. Higher bank and personal deposits also contributed to the increase.
     Other liabilities increased $12 billion, or 7%, from the prior quarter, primarily reflecting increased business activities related to securities sold short and derivatives due to changes in foreign exchange rates.
     Shareholders’ equity was up $1 billion, or 6%, over the prior quarter, on strong earnings growth, net of dividends.

Capital management

We actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the desire to provide strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our position relative to internal targets for capital ratios. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements. For further details, refer to pages 64 to 68 of our 2006 Annual Report.
Regulatory capital and capital ratios
Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank of International Settlements.
     On November 1, 2006, we adopted, on a prospective basis, three new accounting standards that were issued by the CICA related to the accounting for financial instruments. For further details, refer to the Accounting policies and estimates section and Note 1 of our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada   First Quarter 2007   27

     The impact of the adoption of the standards on regulatory capital and risk-adjusted assets is discussed below:
Regulatory capital
Upon adoption of the new standards, Shareholders’ equity was reduced through adjustments to Retained earnings and the creation of balances in Accumulated other comprehensive income (AOCI). Details on these transition adjustments are summarized in Note 1 to our unaudited Interim Consolidated Financial Statements.
     As prescribed by the OSFI, certain components of AOCI are included in the determination of regulatory capital. Accumulated net foreign currency translation adjustments are included in Tier 1 capital. Net unrealized fair value losses on available-for-sale (AFS) equities are deducted in the determination of Tier 1 capital while net unrealized fair value gains on AFS equities are included in Tier 2A capital.
Risk-adjusted assets
As prescribed by the OSFI, balance sheet values are used to determine risk-adjusted assets with the following exceptions. For AFS debt and loans which are recorded at fair value on the balance sheet, amortized cost is used as the basis for determining risk-adjusted assets.
     The following table presents our regulatory capital and our regulatory capital ratios.

	As at
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2007	2006	2006

Tier 1 capital	$22,263	$21,478	$19,391
Total capital	$27,035	$26,664	$26,103
Total risk-adjusted assets (1)	$242,290	$223,709	$204,247
Capital ratios
Tier 1 capital ratio	9.2%	9.6%	9.5%
Total capital ratio	11.2%	11.9%	12.8%

(1)	Calculated using guidelines issued by the OSFI.
Q1 2007 vs. Q4 2006
As at January 31, 2007, the Tier 1 capital ratio was 9.2% and the Total capital ratio was 11.2%. The Tier 1 capital ratio was down 30 bps from the same period a year ago due to growth in risk-adjusted assets, which exceeded the impact of strong internal capital generation. The Total capital ratio was down 160 bps from the same period a year ago, mainly due to growth in risk-adjusted assets and net capital redemption. Risk-adjusted assets increased $38 billion from the same period a year ago primarily reflecting the growth in loans, commitments to extend credit, market risk and securities.
Q1 2007 vs. Q4 2006
The Tier 1 capital ratio was down 40 bps from the previous quarter, reflecting strong growth in risk-adjusted assets primarily attributable to business growth. The Total capital ratio was down 70 bps compared to the end of last quarter, primarily due to growth in risk-adjusted assets and net capital redemption. The increase in risk-adjusted assets of $19 billion compared to the end of last quarter was largely due to growth in loans, market risk and securities.

Share data and dividends

				As at
	January 31			October 31			January 31
	2007			2006			2006
			Dividends			Dividends			Dividends
	Number of		declared	Number of		declared	Number of		declared
(C$ millions, except number of shares and per share amounts)	shares (000s)	Amount	per share	shares (000s)	Amount	per share	shares (000s)	Amount	per share

First Preferred
Non-cumulative Series N (1)	12,000	$300	$.29	12,000	$300	$.29	12,000	$300	$.29
Non-cumulative Series O	–	–	–	6,000	150	.34	6,000	150	.34
Non-cumulative Series S	–	–	–	–	–	.18	10,000	250	.38
Non-cumulative Series W (1)	12,000	300	.31	12,000	300	.31	12,000	300	.31
Non-cumulative Series AA	12,000	300	.28	12,000	300	.28	–	–
Non-cumulative Series AB	12,000	300	.29	12,000	300	.41	–	–
Non-cumulative Series AC (2)	8,000	200	.36	–	–		–	–
Non-cumulative Series AD (2)	10,000	250	–	–	–		–	–
Non-cumulative Series AE (2)	10,000	250	–	–	–		–	–

Total First Preferred		$1,900			$1,350			$1,000

Common shares outstanding	1,275,950	$7,216	$.40	1,280,890	$7,196	$.40	1,290,983	$7,189	$.32
Treasury shares – preferred	(141)	(3)		(94)	(2)		(118)	(3)
Treasury shares – common	(3,108)	(114)		(5,486)	(180)		(6,224)	(199)
Stock options
Outstanding	31,261			32,243			36,296
Exercisable	26,541			26,918			30,858

(1)	As at January 31, 2007, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 5,840,000. As at January 31, 2007, the First Preferred Shares Series W was not yet convertible.

(2)	These preferred shares do not have conversion options. For further details, refer to the Selected capital management activity section.

As at February 23, 2007, the number of outstanding common shares and stock options were 1,274,339,000 and 30,747,000, respectively. For further details, refer to Note 8 to our unaudited Interim Consolidated Financial Statements.

28   Royal Bank of Canada   First Quarter 2007

Selected capital management activity

For the three
months ended
January 31
(C$ millions)	2007

Dividends
Common	$511
Preferred	16
Preferred shares issued	700
Preferred shares redeemed	(150)
Treasury shares net sales – common	66
Repurchase of common shares – NCIB	(414)
Repurchase and redemption of debentures	(485)

Q1 2007
Tier 1
Effective November 1, 2006, we renewed our normal course issuer bid (NCIB) for one year, to purchase, for cancellation, up to 40 million common shares. During the quarter, we purchased 7.6 million common shares for $414 million under our NCIB.
     On January 19, 2007, we issued $250 million of Non-cumulative First Preferred Shares Series AE at $25 per share.
     On December 13, 2006, we issued $250 million of Non-cumulative First Preferred Shares Series AD at $25 per share.
     On November 24, 2006, we redeemed all of the issued and outstanding $150 million Non-cumulative First Preferred Shares Series O.
     On November 1, 2006, we issued $200 million of Non-cumulative First Preferred Shares Series AC at $25 per share.
Tier 2
During the quarter, we purchased US$24 million of the outstanding US$300 million floating-rate debentures maturing in 2085.
     On November 8, 2006, we redeemed all of our outstanding US$400 million floating rate subordinated debentures due November 8, 2011, for 100% of their principal amount plus accrued interest to the redemption date.
Subsequent to January 31, 2007, we announced the following capital-related transaction:
     On March 2, 2007, we announced our intention to redeem all of our outstanding $500 million subordinated debentures due June 4, 2012, at par value plus accrued interest. The redemption is expected to be completed on June 4, 2007, and will be financed out of our general corporate funds.
Economic Capital
Economic Capital is our own quantification of risks associated with business activities. Economic Capital is defined as the capital required to remain solvent and in business even under extreme market conditions, given our desire to maintain an AA debt rating. Economic Capital is attributed to each business segment in proportion to the risks inherent in the respective business segment and drives the optimization of returns in terms of risk and reward. It allows for direct comparable performance measurements through Return on equity (ROE) and Return on risk capital (RORC) which are described in detail in the Key performance and non-GAAP measures section. Accordingly, Economic Capital aids senior management in resource allocation and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial position, recognizing that factors outside the scope of Economic Capital must also be taken into consideration.
     Economic Capital is a non-GAAP measure and its calculation and attribution involves a number of assumptions and judgments. For further details, refer to page 68 of our 2006 Annual Report.

Economic Capital

	As at
	January 31	October 31	January 31
(C$ millions average balances)	2007	2006	2006

Credit risk	$6,550	$6,100	$5,500
Market risk (trading and non-trading)	2,650	2,550	2,400
Operational risk	2,750	2,550	2,300
Business and fixed asset risk	2,000	1,800	1,700
Insurance risk	150	150	250

Risk capital	$14,100	$13,150	$12,150
Goodwill and intangibles	5,400	4,700	4,450

Attributed capital (Economic Capital)	$19,500	$17,850	$16,600
Unattributed capital (1)	1,950	2,650	2,700

Common equity	$21,450	$20,500	$19,300

(1)	Unattributed capital is reported in the Corporate Support segment.

Q1 2007 vs. Q1 2006
Attributed Economic Capital increased $2.9 billion from the same period a year ago largely due to increases in Credit risk, Goodwill and intangibles and Operational risk capital. The increases in Credit risk and Operational risk capital were largely due to business growth and the impact of our joint venture RBC Dexia IS, which was completed in January 2006. The increase in Goodwill and intangibles was mainly due to the acquisitions we completed over the last year, including Flag, American Guaranty & Trust and Abacus. The creation of RBC Dexia IS also contributed to the increase in goodwill and intangibles.
Q1 2007 vs. Q4 2006
Attributed Economic Capital increased $1.7 billion from the previous quarter largely due to increases in Goodwill and intangibles, Credit risk and Operational risk capital. The increase in Goodwill and intangibles was mainly due to the acquisition of Flag and the impact of a weaker Canadian dollar on the translated value of U.S. dollar-denominated balances. The increases in Credit risk capital and Operational risk capital were primarily due to business growth.

Royal Bank of Canada   First Quarter 2007   29

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions give rise to, among other risks, varying degrees of market, credit and liquidity and funding risk which are discussed in the Risk management section. For a complete discussion of these types of arrangements, including their nature, business purpose and importance see pages 69 to 71 of our 2006 Annual Report.
Derivative financial instruments
On November 1, 2006, we adopted, on a prospective basis, three new accounting standards that were issued by the CICA related to the financial instruments. These standards and the impact on our financial position and results of operations are discussed in the Impact of the new financial instruments accounting standards section and in Note 1 to our unaudited Interim Consolidated Financial Statements.
     With the adoption of these standards, all derivatives, including certain derivatives that are used to manage our risks and are specifically designated and qualify for hedge accounting, are recorded on the Consolidated Balance Sheets at fair value. Prior to November 1, 2006, derivatives that qualified for hedge accounting were not carried at fair value on the Consolidated Balance Sheets and were disclosed as off-balance sheet items.
Securitizations
We periodically securitize our credit card loans and residential and commercial mortgages primarily to diversify our funding sources and enhance our liquidity position. The following highlights the securitization activities for the three months ended January 31, 2007, that impacted our unaudited Interim Consolidated Balance Sheets.
     During the first quarter of 2007, we securitized $2.5 billion of residential mortgages, of which $1.4 billion were sold and the remaining $1.1 billion were retained. We classified $.9 billion of the retained securities as Trading securities and $.2 billion as Investment securities. We also securitized and sold $.3 billion of commercial mortgages. For further details, refer to Note 6 to our unaudited Interim Consolidated Financial Statements.
Guarantees
In the normal course of business, we enter into numerous agreements with third parties that may contain features defined as a guarantee, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements. Refer to Note 10 to our unaudited Interim Consolidated Financial Statements for details regarding significant guarantees we have provided to third parties as at January 31, 2007.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from those stated on page 42 of our 2006 Annual Report.
     In the ordinary course of business, we provide normal banking services, operational services and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-
related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Note 4 to our unaudited Interim Consolidated Financial Statements and to Notes 9 and 21 of our 2006 Annual Report.

Risk management

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities. We do this by ensuring that the risks arising from business activities and transactions provide an appropriate balance of return for the risk assumed and remain within our risk appetite.
     Our management of risk is supported by sound risk management practices and an effective risk management framework. The cornerstone of our risk management framework is a strong risk management culture, supported by a robust enterprise-wide set of policies, procedures and limits, which involve our risk management professionals, business segments and other functional teams. This partnership is designed to ensure the ongoing alignment of business strategies and activities with our risk appetite.
     For further details, refer to pages 72 to 90 of our 2006 Annual Report. Our approach to the management of risk has not changed significantly from that described in our 2006 Annual Report.

30   Royal Bank of Canada   First Quarter 2007

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. We incur credit risk in our business segments through the extension of credit and other transactions with various counterparties, including on- and off-balance sheet items such as loans, acceptances, letters of credit and guarantees.
     Oversight of credit risk is provided by the Board of Directors through the Conduct Review and Risk Policy Committee (CR&RPC). Credit risk approval authorities are established by the
Board of Directors upon recommendation of the CR&RPC, and delegated to senior management. Any transactions exceeding management’s authorities must be approved by the CR&RPC.
     Group Risk Management (GRM) sets out the enterprise-wide requirements for the identification, assessment, monitoring and reporting of credit risk. Business segments are accountable for the credit risks within their businesses, working in partnership with GRM on the proper alignment between risk appetite and business strategies.

Credit quality performance

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2007	2006	2006

Gross impaired loans (GIL)
Consumer	$356	$344	$354
Business and government	520	490	446

Total gross impaired loans	$876	$834	$800

Allowance for credit losses (ACL)
Consumer	$105	$103	$117
Business and government	176	160	168

Specific allowance	$281	$263	$285
General allowance	1,253	1,223	1,224

Total allowance for credit losses	$1,534	$1,486	$1,509

Provision for credit losses (PCL)
Consumer	$142	$128	$121
Business and government	20	29	(19)

Specific provision	$162	$157	$102
General provision	–	2	(55)

Total provision for credit losses	$162	$159	$47

Key credit quality ratios
GIL as a % of gross loans and acceptances	.38%	.38%	.40%
Specific PCL as a % of average loans and acceptances	.29%	.29%	.20%
Total net write-offs as a % of average loans and acceptances	.27%	.29%	.21%

Q1 2007 vs. Q1 2006
Gross impaired loans
Gross impaired loans increased $76 million, or 10%, from a year ago, largely reflecting higher impairment in our small business, commercial and residential mortgage portfolios.
     Consumer gross impaired loans increased $2 million, reflecting higher impairment in residential mortgages and personal loans in part reflecting portfolio growth, which was largely offset by a decrease in impairment in student loans.
     Business and government gross impaired loans increased $74 million, or 17%, mainly due to higher impairment in our small business, commercial and agricultural portfolios, partially offset by the resolution of previously impaired corporate loans.
Allowance for credit losses
Total allowance for credit losses increased $25 million, or 2%, from a year ago. The increase largely reflected an increase in general allowance due to the inclusion of Flag, which more than offset the reduction in specific allowance in the period. The specific allowance for credit losses decreased $4 million, or 1%, from the prior year. The reduction was largely attributable to student loans, partially offset by increased allowance for our small business portfolio. The general allowance increased $29 million, or 2%, primarily as a result of the acquisition of Flag.
Provision for credit losses
Total provision for credit losses increased $115 million, or 245%, from a year ago, primarily reflecting a $50 million reversal of the general allowance in the prior year and lower corporate recoveries this quarter. Higher provisions in our personal unsecured credit line, small business and credit card portfolios in the current period, also contributed to the increase.
     Specific provision for credit losses for consumer loans increased $21 million, or 17%, from last year. The increase was largely attributable to higher provisions in our personal unsecured credit line and credit card portfolios primarily reflecting portfolio growth.
     Specific provision for credit losses for business and government loans increased $39 million compared to the prior year. The increase mainly reflected higher provisions in our small business portfolio and lower corporate recoveries as the prior year included a $25 million recovery of Enron-related loans previously written off. These factors were partially offset by lower provisions in our U.S. loan portfolio reflecting continued strong credit quality.
     There was no general provision in the current period. The prior period recovery of $55 million primarily reflected the $50 million reversal of the general allowance in light of the strengthening of our corporate loan portfolio on favourable credit conditions.

Royal Bank of Canada   First Quarter 2007   31

Credit quality ratios
The gross impaired loans ratio decreased from a year ago, largely reflecting strong portfolio growth. The increase in the specific provision for credit losses ratio mainly reflected lower corporate recoveries, and higher provisions in our small business portfolio. The total net write-offs ratio rose from the prior year primarily due to lower corporate recoveries in the current period.
Q1 2007 vs. Q4 2006
Gross impaired loans
Gross impaired loans increased $42 million, or 5%, compared to the prior quarter, reflecting higher impairment in both business and government, and consumer loan portfolios.
     Consumer gross impaired loans increased $12 million, or 3%, largely due to higher impairment in our personal loans and residential mortgages in part due to portfolio growth, which was partly offset by lower impairment in student loans.
     Business and government gross impaired loans increased $30 million, or 6%. The increase primarily reflected higher impairment in our small business and agriculture portfolios.
Allowance for credit losses
Total allowance for credit losses increased $48 million, or 3%, from the prior quarter. This reflected increases in both general allowance and specific allowance. The specific allowance for credit losses increased $18 million, or 7%, primarily attributable to higher impairment in small business loans. The general allowance increased $30 million, or 2%, largely due to the inclusion of Flag this quarter.
Provision for credit losses
Total provision for credit losses increased $3 million, or 2%, compared to the previous quarter. The increase primarily reflected higher provisions in our credit card portfolio which were largely offset by increased recoveries in our corporate portfolio.
     Specific provision for credit losses for consumer loans increased $14 million, or 11%, from the prior quarter. The increase was largely attributable to higher provisions in credit cards in part reflecting portfolio growth.
     Business and government specific provision for credit losses decreased $9 million, or 31%, compared to the prior quarter. The decrease was largely a result of higher corporate recoveries and lower provisions in our small business and commercial loan portfolios. This was partly offset by higher provisions in our Caribbean portfolio.
Credit quality ratios
Our portfolio credit quality remained relatively stable compared to the prior quarter.

Market risk

Market risk is the risk of loss that results from changes in interest and foreign exchange rates, equity and commodity prices, and credit spreads. We are exposed to market risk in our trading activity and our asset liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio. For further details, refer to pages 81 to 84 of our 2006 Annual Report.
Trading activities
Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets.
     We conduct trading activities over the counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities, and credit markets. Our trading operations primarily act as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits granted by the Board of Directors. The trading book consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits. For further details, refer to pages 81 to 83 of our 2006 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2006 Annual Report.
     The following table shows our global Value-at-Risk (VAR) for total trading activities by major risk category and the diversification risk, which is calculated as the difference between the global VAR and the sum of the separate risk factor VARs.

Global VAR

	January 31, 2007				October 31, 2006				January 31, 2006
	As at	For the three months ended			As at	For the three months ended			As at	For the three months ended
(C$ millions)	January 31	High	Average	Low	October 31	High	Average	Low	January 31	High	Average	Low

Equity	$9	$14	$9	$5	$7	$9	$7	$5	$7	$11	$8	$5
Foreign exchange	1	3	1	–	2	3	1	1	1	4	2	1
Commodities (1)	1	1	1	–	1	1	1	–	1	2	1	1
Interest rate	16	19	16	13	13	17	14	13	16	20	12	9
Credit specific	2	3	2	2	3	4	3	2	3	4	2	2
Diversification	(10)	n.m.	(10)	n.m.	(9)	n.m.	(9)	n.m.	(9)	n.m.	(7)	n.m.
Global VAR	$19	$22	$19	$15	$17	$20	$17	$14	$19	$25	$18	$13

(1)	Effective May 2006, market risk in commodities-trading activities has been included in both our VAR measurement and regulatory capital requirement under a models-based approach.

n.m.	not meaningful

32   Royal Bank of Canada   First Quarter 2007

Q1 2007 vs. Q1 2006
Average global VAR for the quarter of $19 million was up compared to $18 million a year ago largely due to an increase in interest rate risk reflecting the growth in trading activity. This was largely offset by an increase in overall diversification effect, which rose to 34% compared to 28% a year ago.
Q1 2007 vs. Q4 2006
Average global VAR for the quarter of $19 million was up compared to $17 million in the previous quarter largely due to increases in interest rate and equity risk. This increase in global VAR is largely due to growth in trading activity. The increase was slightly offset by a marginal improvement in the overall diversification effect in the current quarter.
Trading revenue
During the quarter, there was one day with net trading revenue of $45 million which included gains related to the origination of certain structured transactions and there were no days with a net trading loss. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Non-trading market risk (asset and liability management)
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.
     Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis.
     More information about our market risk management policies and processes associated with our non-trading activities is detailed on page 83 of our 2006 Annual Report. These policies and procedures have not changed materially from those stated in our 2006 Annual Report.
     The following table provides the potential before-tax impact of an immediate and sustained 100 bp and 200 bp increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the period, our interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities

	January 31		October 31		January 31
	2007		2006		2006

	Economic value	Net interest	Economic value of	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	equity risk	income risk	of equity risk	income risk

Before-tax impact of: 100bp increase in rates	$(508)	$83	$(496)	$87	$(376)	$107
100bp decrease in rates	377	(143)	375	(153)	240	(188)
Before-tax impact of: 200bp increase in rates	(1,078)	148	(1,044)	147	(789)	188
200bp decrease in rates	680	(287)	658	(319)	385	(407)

Royal Bank of Canada   First Quarter 2007   33

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can lead to failure in the management of other risks such as credit risk, market risk or regulatory risk.
     Our operational risk management framework sets out a common language for operational risk and the principles and practices by which we manage operational risk, including risk identification, measurement, mitigation and monitoring.
     Under this framework, we consider operational risk from three perspectives: causes, events and impacts. Detailed categories and definitions for each of these are included in the framework to support the consistent identification and assessment of risks.
     For further details, refer to pages 84 to 85 of our 2006 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2006 Annual Report.

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due.
     Our liquidity and funding management framework is designed to ensure that reliable and cost-effective sources of cash or its equivalents are available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this goal, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:
•	A large base of core client deposits
•	Continual access to diversified sources of wholesale funding
•	A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as “contingency liquidity assets”) that provide assured access to cash in a crisis.
Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions.
     During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity and funding management framework are discussed in more detail on pages 85 to 87 of our 2006 Annual Report. There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2006.
     We consider our liquidity and funding position to be sound and adequate to meet our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity and funding position.
Credit ratings
The following table presents our major credit ratings as at March 2, 2007.

As at March 2, 2007
Senior long-
	Short-term debt	term debt	Outlook

Moody’s Investors Service	P-1	Aa2	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

Our major credit ratings and outlook remain unchanged from October 31, 2006. These strong credit ratings support our ability to competitively access unsecured funding markets. Our collective ratings continue to be the highest categories assigned by the respective agencies to a Canadian bank.
     Credit ratings are not recommendations to purchase, sell or hold our securities inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short-term and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	January 31					October 31
	2007					2006

(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total

Unsecured long-term funding	$7,206	$21,782	$10,695	$5,347	$45,030	$33,361
Subordinated debentures	–	147	–	6,660	6,807	7,103

	$7,206	$21,929	$10,695	$12,007	$51,837	$40,464

(1)	Amounts represent principal only and exclude accrued interest.

34   Royal Bank of Canada   First Quarter 2007

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Assets

Cash and due from banks	$3,878	$4,401	$4,682

Interest-bearing deposits with banks	7,637	10,502	10,913

Securities
Trading	169,030	147,237	131,551
Investment	27,821	37,632	34,107

	196,851	184,869	165,658

Assets purchased under reverse repurchase agreements and securities borrowed	67,744	59,378	47,564

Loans
Residential mortgage	98,527	96,675	91,776
Personal	45,787	44,902	41,337
Credit cards	7,553	7,155	5,468
Business and government	67,851	61,207	55,615

	219,718	209,939	194,196
Allowance for loan losses	(1,455)	(1,409)	(1,439)

	218,263	208,530	192,757

Other
Customers’ liability under acceptances	10,011	9,108	7,951
Derivatives	42,226	37,729	38,237
Premises and equipment, net	1,917	1,818	1,736
Goodwill	4,932	4,304	4,157
Other intangibles	699	642	704
Assets of operations held for sale	–	82	178
Other assets	17,457	15,417	13,337

	77,242	69,100	66,300

	$571,615	$536,780	$487,874

Liabilities and shareholders’ equity

Deposits
Personal	$117,867	$114,040	$111,880
Business and government	198,796	189,140	160,221
Bank	48,943	40,343	42,771

	365,606	343,523	314,872

Other
Acceptances	10,011	9,108	7,951
Obligations related to securities sold short	46,361	38,252	35,856
Obligations related to assets sold under repurchase agreements and securities loaned	41,117	41,103	28,841
Derivatives	43,971	42,094	42,668
Insurance claims and policy benefit liabilities	7,948	7,337	7,150
Liabilities of operations held for sale	–	32	37
Other liabilities	22,853	22,649	18,533

	172,261	160,575	141,036

Subordinated debentures	6,807	7,103	8,116

Trust capital securities	1,385	1,383	1,399

Preferred share liabilities	299	298	300

Non-controlling interest in subsidiaries	1,799	1,775	1,916

Shareholders’ equity
Preferred shares	1,600	1,050	700
Common shares (shares issued – 1,275,949,848; 1,280,889,745; and 1,290,982,576)	7,216	7,196	7,189
Contributed surplus	255	292	299
Treasury shares – preferred (shares held – 141,300; 93,700; and 118,400)	(3)	(2)	(3)
– common (shares held – 3,108,319; 5,486,072; and 6,223,880)	(114)	(180)	(199)
Retained earnings	16,264	15,771	14,284
Accumulated other comprehensive income (loss)	(1,760)	–	–
Net foreign currency translation adjustments	–	(2,004)	(2,035)

	23,458	22,123	20,235

	$571,615	$536,780	$487,874

Royal Bank of Canada   First Quarter 2007   35

Consolidated Statements of Income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Interest income
Loans	$3,547	$3,395	$2,970
Securities	1,861	1,650	1,451
Assets purchased under reverse repurchase agreements and securities borrowed	875	909	485
Deposits with banks	161	166	72

	6,444	6,120	4,978

Interest expense
Deposits	3,306	3,041	2,326
Other liabilities	1,184	1,247	862
Subordinated debentures	87	101	108

	4,577	4,389	3,296

Net interest income	1,867	1,731	1,682

Non-interest income
Insurance premiums, investment and fee income	820	863	858
Trading revenue	803	620	547
Investment management and custodial fees	370	345	308
Mutual fund revenue	354	337	261
Securities brokerage commissions	323	296	309
Service charges	318	326	294
Underwriting and other advisory fees	288	293	219
Card service revenue	149	147	145
Foreign exchange revenue, other than trading	122	106	96
Securitization revenue	91	86	49
Credit fees	60	63	56
Gain on sale of investment securities	48	16	39
Other	85	120	97

Non-interest income	3,831	3,618	3,278

Total revenue	5,698	5,349	4,960

Provision for credit losses	162	159	47

Insurance policyholder benefits, claims and acquisition expense	516	611	652

Non-interest expense
Human resources	2,033	1,829	1,793
Equipment	244	257	231
Occupancy	198	225	182
Communications	156	200	146
Professional fees	141	176	137
Outsourced item processing	74	75	73
Amortization of other intangibles	22	22	14
Other	199	171	175

	3,067	2,955	2,751

Income from continuing operations before income taxes	1,953	1,624	1,510
Income taxes	435	342	332

Net income before non-controlling interest	1,518	1,282	1,178
Non-controlling interest in net income of subsidiaries	24	19	6

Net income from continuing operations	1,494	1,263	1,172
Net loss from discontinued operations	–	(1)	(1)

Net income	$1,494	$1,262	$1,171

Preferred dividends	(16)	(26)	(10)

Net income available to common shareholders	$1,478	$1,236	$1,161

Average number of common shares (in thousands)	1,274,354	1,274,697	1,284,333
Basic earnings per share (in dollars)	$1.16	$.97	$.90
Basic earnings per share from continuing operations (in dollars)	$1.16	$.97	$.90
Basic earnings (loss) per share from discontinued operations (in dollars)	$–	$–	$–

Average number of diluted common shares (in thousands)	1,293,085	1,293,864	1,304,378
Diluted earnings per share (in dollars)	$1.14	$.96	$.89
Diluted earnings per share from continuing operations (in dollars)	$1.14	$.96	$.89
Diluted earnings (loss) per share from discontinued operations (in dollars)	$–	$–	$–

Dividends per share (in dollars)	$.40	$.40	$.32

36   Royal Bank of Canada   First Quarter 2007

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Preferred shares
Balance at beginning of period	$1,050	$1,300	$700
Issued	700	–	–
Redeemed for cancellation	(150)	(250)	–

Balance at end of period	1,600	1,050	700

Common shares
Balance at beginning of period	7,196	7,176	7,170
Issued	63	30	43
Purchased for cancellation	(43)	(10)	(24)

Balance at end of period	7,216	7,196	7,189

Contributed surplus
Balance at beginning of period	292	287	265
Renounced stock appreciation rights	(2)	(1)	–
Stock-based compensation awards	(39)	2	(11)
Other	4	4	45

Balance at end of period	255	292	299

Treasury shares – preferred
Balance at beginning of period	(2)	(43)	(2)
Sales	2	44	1
Purchases	(3)	(3)	(2)

Balance at end of period	(3)	(2)	(3)

Treasury shares – common
Balance at beginning of period	(180)	(181)	(216)
Sales	102	48	96
Purchases	(36)	(47)	(79)

Balance at end of period	(114)	(180)	(199)

Retained earnings
Balance at beginning of period	15,771	15,120	13,704
Transition adjustment – Financial instruments (1)	(86)	–	–
Net income	1,494	1,262	1,171
Preferred share dividends	(16)	(26)	(10)
Common share dividends	(511)	(511)	(412)
Premium paid on common shares purchased for cancellation	(371)	(80)	(169)
Issuance costs and other	(17)	6	–

Balance at end of period	16,264	15,771	14,284

Accumulated other comprehensive income (loss)
Balance at beginning of period	-
Transition adjustment- Financial instruments (1)	(45)
Reclassification from net foreign currency translation adjustments (2)	(2,004)
Net change in unrealized gains (losses) on available-for-sale securities	39
Net change in foreign currency translation adjustments, net of hedging activities	216
Net change in gains (losses) on derivatives designated as cash flow hedges	34

Balance at end of period	(1,760)

Net foreign currency translation adjustments
Balance at beginning of period	(2,004)	(2,112)	(1,774)
Reclassification to accumulated other comprehensive income (2)	2,004	–	–
Unrealized foreign currency translation gains (losses)	–	91	(613)
Foreign currency gains (losses) from hedging activities	–	17	352

Balance at end of period	–	(2,004)	(2,035)

Shareholders’ equity at end of period	$23,458	$22,123	$20,235

Comprehensive income
Net income	$1,494
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	26
Reclassification of (gains) losses on available-for-sale securities to income	13

	39

Unrealized foreign currency translation gains (losses)	879
Reclassification of (gains) losses on foreign currency translation to income	(40)
Net foreign currency translation gains (losses) from hedging activities	(623)

	216

Net gains (losses) on derivatives designated as cash flow hedges	17
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	17

	34

Other comprehensive income	289

Total comprehensive income	$1,783

(1)	The transition adjustment relates to the adoption of the new financial instruments accounting standards. Refer to Note 1.

(2)	The reclassification is in accordance with the new financial instruments accounting standards. Refer to Note 1.

Royal Bank of Canada   First Quarter 2007   37

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2007	2006	2006

Cash flows from operating activities
Net income from continuing operations	$1,494	$1,263	$1,172
Adjustments to determine net cash from (used in) operating activities Provision for credit losses	162	159	47
Depreciation	102	106	98
Business realignment payments	(17)	(17)	(27)
Future income taxes	(161)	(50)	21
Amortization of other intangibles	22	22	14
(Gain) loss on sale of premises and equipment	(4)	(3)	(5)
(Gain) loss on loan securitizations	(37)	(34)	11
(Gain) loss on sale of investment account securities	(48)	(16)	(39)
Changes in operating assets and liabilities Insurance claims and policy benefit liabilities	611	(15)	33
Net change in accrued interest receivable and payable	3	113	13
Current income taxes	(41)	212	(35)
Derivative assets	(4,497)	(590)	597
Derivative liabilities	1,877	1,255	76
Trading securities	(11,181)	(9,565)	(5,791)
Net change in brokers and dealers receivable and payable	(1,684)	418	(616)
Other	(122)	(1,054)	318

Net cash from (used in) operating activities from continuing operations	(13,521)	(7,796)	(4,113)
Net cash from (used in) operating activities from discontinued operations	–	22	13

Net cash from (used in) operating activities	(13,521)	(7,774)	(4,100)

Cash flows from investing activities
Change in interest-bearing deposits with banks	2,865	928	(5,676)
Change in loans, net of loan securitizations	(11,136)	(9,180)	(6,651)
Proceeds from loan securitizations	1,753	2,369	2,699
Proceeds from sale of investment securities	2,301	5,754	3,678
Proceeds from maturity of investment securities	3,841	5,231	7,043
Purchases of investment securities	(5,595)	(10,690)	(8,415)
Change in investment securities	–	–	1
Net acquisitions of premises and equipment	(195)	(209)	(118)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(8,366)	4,603	(4,591)
Net cash from (used in) acquisitions	(573)	(14)	(242)

Net cash from (used in) investing activities from continuing operations	(15,105)	(1,208)	(12,272)
Net cash from (used in) investing activities from discontinued operations	–	58	68

Net cash from (used in) investing activities	(15,105)	(1,150)	(12,204)

Cash flows from financing activities
Change in deposits	20,459	8,821	8,012
Repayment of subordinated debentures	(489)	(685)	–
Issue of preferred shares	700	–	–
Redemption of preferred shares for cancellation	(150)	(250)	–
Issuance costs	(17)	6	–
Issue of common shares	57	28	40
Purchase of common shares for cancellation	(414)	(90)	(193)
Sales of treasury shares	104	92	97
Purchase of treasury shares	(39)	(50)	(81)
Dividends paid	(530)	(486)	(425)
Dividends/distributions paid by subsidiaries to non-controlling interests	(31)	(2)	(15)
Change in obligations related to assets sold under repurchase agreements and securities loaned	14	3,073	5,460
Change in obligations related to securities sold short	8,109	(2,256)	3,465
Change in short-term borrowings of subsidiaries	228	1,317	(317)

Net cash from (used in) financing activities from continuing operations	28,001	9,518	16,043

Net cash from (used in) financing activities	28,001	9,518	16,043

Effect of exchange rate changes on cash and due from banks	102	(7)	(58)

Net change in cash and due from banks	(523)	587	(319)
Cash and due from banks at beginning of period	4,401	3,814	5,001

Cash and due from banks at end of period	$3,878	$4,401	$4,682

Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,839	$4,035	$3,247
Amount of income taxes paid in period	$293	$123	$575

38   Royal Bank of Canada   First Quarter 2007
Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31,2006, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31,2006 and the accompanying notes included on pages 106 to 156 in our 2006 Annual Report to shareholders (2006 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes
Financial Instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. We adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated.
Comprehensive Income
Section 1530 introduces Comprehensive income, which consists of Net income and Other comprehensive income (OCI). OCI represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. We have included in our Interim Consolidated Financial Statements a Consolidated Statement of Comprehensive Income for the changes in these items during the first quarter of 2007, while the cumulative changes in OCI are included in Accumulated other comprehensive income (AOCI), which is presented as a new category of Shareholders’ equity on the Consolidated Balance Sheet.
Financial Instruments – Recognition and Measurement
 Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the Consolidated Balance Sheet when we become a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.
     Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in Non-interest income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets, which include loan substitute securities, are presented as Investment securities on our Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
     Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in Net income with the exception of derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation. Refer to the Hedges section.
     Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have reliable fair values and satisfy one of the following criteria established by the Office of the Superintendent of Financial Institutions Canada (OSFI): (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets, financial liabilities or both which are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy, and are reported to senior management personnel on that basis; or (iii) it is a derivative in a financial asset or financial liability and the derivative is not closely related to the host contract.
     The principal categories of our financial assets designated as held-for-trading under the fair value option include (i) investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations; (ii) investments used to offset exposures under derivative contracts in relation to our sales and trading activities; and (iii) certain loans to customers whose related derivatives are measured at fair value. Financial liabilities designated as held-for-trading are mainly deposits and structured notes with embedded derivatives that are not closely related to the host contracts. Fair value designation for these financial assets and financial liabilities significantly reduces the measurement inconsistencies.
     Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (AcG-14). No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative it is remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities, as appropriate.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.
     In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in Net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in Net income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to Net income over the remaining term of the original hedging relationship.
     In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in Net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net income during the periods when the variability in the cash flows of the hedged item affects Net income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or early terminated.
     In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in Net income. The amounts previously recognized in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment; or reduction in equity of the foreign operation as a result of dividend distributions.
Impact upon adoption of Sections 1530, 3855 and 3865
The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations, were recognized in opening Retained earnings as at November 1, 2006. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.
     For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument was recognized in opening Retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening Retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations – the effective portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening Retained earnings.

Royal Bank of Canada   First Quarter 2007   39

     We have recorded the following transition adjustments in our Consolidated Financial Statements: (i) a reduction of $86 million, net of taxes, to our opening Retained earnings, representing changes made to the value of certain financial instruments and the ineffective portion of qualifying hedges, in compliance with the measurement basis under the new standards including those related to the use of fair value option; (ii) recognition in AOCI of $45 million, net of taxes, related to the net losses for available-for-sale financial assets and cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, we have reclassified to AOCI, $2,004 million of net foreign currency losses that were previously presented as a separate item in Shareholders’ equity.
Future accounting changes
Variable Interest Entities (VIEs)
On September 15,2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. EIC-163 became effective for us on February 1, 2007, and its implementation will result in the deconsolidation of certain investment funds.
However, the impact is not expected to be material to our consolidated financial position or results of operations.
Capital Disclosures and Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective for us on November 1, 2007.
     Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
     The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Note 2: Fair values of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
     Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.
Accounting for changes in fair value of financial instruments during the period
As described in Note 1, financial instruments classified or designated as held-for-trading and Investment securities are carried at fair value on the Consolidated Balance Sheet except for equity instruments classified as Investment securities that do not have a quoted market price, which are carried at cost. Any changes in the fair values of financial instruments classified or designated as held-for-trading and Investment securities measured at fair value are recognized in Net income and OCI, respectively. The cumulative changes in the fair values of Investment securities previously recognized in AOCI are reclassified to Net income when they are derecognized or the decline in value is considered to be other-than-temporary.
     Investment securities measured at fair value or cost are assessed for impairment at each reporting date. As at January 31, 2007, the unrealized losses for Investment securities measured at fair value or cost amounted to $144 million and $1 million, respectively. Unrealized losses for debt securities are primarily due to increasing interest rates and for equity securities, they are due to the timing of market prices, foreign exchange movements, or because the investee is in the early years of its business cycle. We do not consider these investments to be other-than-temporarily impaired as at January 31, 2007, as we have the ability and intent to hold them until the fair value recovers.
     Derivatives that are not designated in hedging relationships are classified as held-for-trading and changes in the fair values of such derivative instruments are recognized in Net income.
     Between November 1, 2006, and January 31, 2007, the fair value of our net financial assets classified as held-for-trading increased by $792 million while the fair value of our net financial assets designated as held-for-trading decreased by $38 million. The fair value of the financial liabilities that we designated as held-for-trading increased by $3 million due to changes in our own credit risk.
Carrying value and Fair value of selected Financial Instruments
As a result of the adoption of the new accounting standards, certain financial instruments are now measured at fair value which were previously reported at cost or amortized cost. This is primarily due to the reclassification of certain securities as Trading securities, which includes securities designated as held-for-trading using the fair value option. The following table provides a comparison of carrying values as at January 31, 2007, and October 31, 2006, for selected financial instruments:

	As at January 31, 2007						As at October 31, 2006
	Carrying value and fair value of financial instruments
	Required to be		Designated as	Classified as	Designated as
	classified as	Designated as	available-	loans and	available-for-sale	Total carrying	Total fair	Total fair
	held-for-trading	held-for-trading	for-sale	receivables (1)	recorded at cost	value	value	value

Securities
Trading	$148,574	$20,456	$–	$–	$–	$169,030	$169,030
Investment (2), (3)	–	–	24,988	–	2,833	27,821	27,823

Total securities	$148,574	$20,456	$24,988	$–	$2,833	$196,851	$196,853	$185,239

Assets purchased under reverse repurchase agreements and securities borrowed	$–	$45,288	$–	$22,456	$–	$67,744	$67,744	$59,378

Loans	$–	$3,071	$–	$215,192	$–	$218,263	$218,263	$208,638

	As at October 31, 2006
	Carrying value of financial instruments
	Required to be
	classified as	Designated as	Designated as
	held-for-trading	held-for-trading	available-for-sale

Securities
Trading	$139,491	$18,412	$–
Investment (2)	–	–	26,310
Loan substitute (3)	–	–	656

Total securities	$139,491	$18,412	$26,966

(1)	The fair value and the carrying value are not materially different.

(2)	Includes the value of our Held-to-maturity investments which is nominal.

(3)	Upon adoption of Section 3855, loan substitutes have been classified as Investment securities.

40   Royal Bank of Canada   First Quarter 2007

Hedging activities
We use derivatives and non-derivative financial instruments to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.
Fair value hedges
We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rate.
     For the quarter ended January 31, 2007, the ineffective portion of fair value hedges recognized in Net income amounted to a pre-tax net unrealized loss of $1 million. We did not hedge any commitments for the quarter ended January 31, 2007.
Cashflow hedge
We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.
     For the quarter ended January 31, 2007, pre-tax net unrealized gains of $26 million were recorded in OCI for the effective portion of the cash flow hedges, and pre-tax unrealized losses of $25 million were reclassified to Net income. A net unrealized loss of $11 million was recognized in Non-interest income for the ineffective portion.
     Of the $34 million pre-tax loss deferred in AOCI at January 31, 2007, $33 million is expected to be reclassified to Net income in the next 12 months. We did not hedge any forecasted transactions for the quarter ended January 31, 2007.
Net investment hedge
We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar. For the quarter ended January 31, 2007, the net gain of $216 million relating to our net investment in foreign operations was recognized in OCI.
     The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	Fair value of derivatives and non-derivative financial instruments
	as at January 31, 2007
	Designated in a hedging relationship
					Not designated
	Cashflow	Fair value	Net investment		in a hedging
	hedges	hedges	hedges		relationship

Financial assets
Derivative financial instruments	$84	$173	$214		$41,755
Non-derivative financial instruments	–	–	–		n.a.
Financial liabilities
Derivative financial instruments	$94	$58	$7		$43,812
Non-derivative financial instruments	–	–	5,499	(1)	n.a.

(1) The amount reflects the carrying value of deposits which is not materially different from the fair value,
n.a. not applicable.

Note 3: Business realignment charges

During 2005 and 2004, we implemented certain cost-reduction initiatives. The majority of the initiatives were substantially completed during 2006; however, the associated income-protection payments to severed employees and certain lease obligations extend beyond that time. Our business realignment charges to be paid in future periods are employee-related charges and premises-related charges.
Changes in these charges since October 31, 2006 are set out in the table below. As at January 31, 2007, the number of employee positions identified for termination was 2,030 and 1,999 employees had been terminated (2,030 and 1,980, respectively, as at October 31, 2006).

	Employee-	Premises-
	related	related
	charges	charges	Total

Balance as at October 31,2006	$41	$16	$57
Cash payments	(16)	(1)	(17)
Foreign exchange translation	–	1	1

Total balance as at January 31, 2007	$25	$16	$41

Royal Bank of Canada   First Quarter 2007   41
Note 4:   RBC Dexia Investor Services joint venture

We operate our institutional & investor services business through our joint venture, RBC Dexia Investor Services (RBC Dexia IS), which was formed on January 2, 2006.
     During the quarter, RBC Dexia IS finalized the net assets contribution requirement as outlined in the joint venture agreement. As a result, it was determined that we had contributed €27 million ($41 million) of net assets in excess of the amount required. This excess, which will be settled by RBC Dexia IS in cash, has been recognized by us in the current quarter as a reduction in our investment in the joint venture.
     We report the results of RBC Dexia IS on a one-month lag basis and have included in our quarter ended January 31, 2007, our proportionate share of RBC Dexia IS financial results for their three months ended December 31, 2006. Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results before adjusting for related party transactions are presented in the following tables:

	As at
	January 31	October 31
	2007	2006

Consolidated Balance Sheets
Assets (1)	$13,504	$12,354
Liabilities	12,572	11,396

(1)	Includes $72 million of goodwill (October 31, 2006 – $69 million) and $195 million of intangible assets (October 31, 2006 – $208 million).

For the three
months ended
January 31
2007 (1)

Consolidated Statement of Income
Net interest income	$27
Non-interest income	132
Non-interest expense	120
Net income	29

Consolidated Statement of Cash Flows
Cash flows from operating activities	$(18)
Cash flows from investing activities	(1,154)
Cash flows from financing activities	1,172

(1)	For our quarter ended January 31, 2006, we did not report our proportionate share of RBC Dexia IS results as the joint venture was formed on January 2, 2006, and we report its results on a one-month lag basis.
We provide certain services to RBC Dexia IS, which include administrative and technology support, human resources, credit and banking facilities to support its operations. RBC Dexia IS also provides certain services to us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The amounts of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC are as follows:

For the three
months ended
January 31
2007 (1)

Net interest income	$41
Non-interest income	6
Non-interest expense	8

(1)	For the quarter ended January 31, 2006, we did not report the amounts of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC as the joint venture was formed on January 2, 2006, and we report its results on a one-month lag basis.

Note 5:   Significant acquisitions and disposition
In December 2006, we completed the acquisition of Atlanta, Georgia-based Flag Financial Corporation (Flag) and its subsidiary, Flag Bank. Details of this acquisition are as follows:

Flag

Acquisition date	December 8, 2006

Business segment	RBC U.S. and International Personal and Business

Percentage of shares acquired	100%

Purchase consideration	Cash payment of US$435

Fair value of tangible assets acquired	$1,912
Fair value of liabilities assumed	(1,870)

Fair value of identifiable net tangible assets acquired	42
Core deposit intangibles and other intangibles (1)	50
Goodwill	406

Total purchase consideration	$498

(1)	Core deposit intangibles of $43 million are amortized on a straight-line basis over an estimated average useful life of seven years. Other intangibles of $7 million relate to non-compete agreements and are amortized over the term of the agreements, for a maximum of three years.

In January 2007, we completed two acquisitions in RBC Capital Markets: (i) the broker-dealer business and certain other assets of the Carlin Financial Group, a New York-based boutique broker-dealer and (ii) Daniels & Associates, L.P., a M&A advisor to the cable, telecom, broadcast and Internet services industries. The acquisitions include total goodwill of $121 million and are not material to RBC Capital Markets.
Discontinued operations
RBC Mortgage Company (RBC Mortgage) had disposed of substantially all of its remaining assets and obligations by the end of fiscal 2006 and we no longer separately classify its results in our Interim Consolidated Financial Statements. The residual balances of RBC Mortgage are immaterial; changes in these balances are now reported in Corporate Support. For prior periods, the results of RBC Mortgage continue to be presented separately as discontinued operations.

42   Royal Bank of Canada   First Quarter 2007
Note 6:   Securitizations
Securitization activity for the three months ended (1)

	January 31		October 31		January 31
	2007 (2)		2006 (2)		2006 (3)

	Commercial	Residential	Commercial	Residential	Credit	Residential
	mortgage	mortgage	mortgage	mortgage	card	mortgage
	loans	loans (4)	loans	loans (4)	loans (5)	loans (4)

Securitized and sold	$320	$1,438	$322	$2,059	$1,200	$1,533
Net cash proceeds received	326	1,427	332	2,037	400	1,499
Asset-backed securities purchased	–	–	–	–	794	–
Retained rights to future excess interest	–	42	–	46	9	20
Pre-tax gain (loss) on sale	6	31	10	24	3	(14)
Securities created and retained (6)	–	1,044	–	2,780	–	1,636

(1)	We did not recognize a servicing asset or servicing liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.

(2)	We did not securitize any credit card loans during the period.

(3)	We did not securitize any commercial mortgage loans during the period.

(4)	All residential mortgage loans securitized are government guaranteed.

(5)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by the trust with a principal value of $800 million.

(6)	For the three months ended January 31, 2007, the total securities created and retained consist of $886 million classified as Trading securities and $158 million classified as Investment securities. For the prior periods ended October 31, 2006 and January 31, 2006, all securities created and retained were classified as Investment securities.
The key assumptions used to value the retained interests at the date of securitization for activities during the three months ended January 31, 2007, are summarized below.
All rates are annualized.

Key assumptions

	Residential
	mortgage loans
	Variable rate	Fixed rate

Expected weighted average life of prepayable receivables (in years)	2.56	3.43
Payment rate	30.00%	15.52%
Excess spread, net of credit losses	1.00	1.05
Expected credit losses	n.a.	n.a.
Discount rate	4.15	4.23

n.a. not applicable

In addition to the above securitization transactions, we sold US$109 million of participation interests in commercial mortgage mezzanine notes to third-party investors at their principal amounts during the quarter.
Note 7:   Pension and other post-employment benefits
We offer a number of benefit plans, which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended
	January 31	October 31	January 31
	2007	2006	2006

Pension benefit expense	$91	$93	$99
Other post-employment benefit expense	27	21	33

Royal Bank of Canada   First Quarter 2007   43
Note 8:   Significant capital transactions

On January 19, 2007, we issued $250 million Non-cumulative First Preferred Shares Series AE at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2012, in whole or in part, at a declining premium.
     On December 13, 2006, we issued $250 million Non-cumulative First Preferred Shares Series AD at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2012, in whole or in part, at a declining premium.
     On November 24, 2006, we redeemed all of our outstanding six million Non-cumulative First Preferred Shares Series O at $25.50 per share, including a $.50 per share redemption premium.
     On November 8, 2006, we redeemed all of our outstanding US$400 million subordinated debentures due November 8, 2011, at par value plus accrued interest.
     On November 1, 2006, we issued $200 million Non-cumulative First Preferred Shares Series AC at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.2875 per share to yield 4.6% annually. Subject to regulatory approval, we may redeem these shares on or after November 24, 2011, in whole or in part, at a declining premium.
     Effective November 1, 2006, we renewed our normal course issuer bid for one year to purchase for cancellation up to 40 million of our common shares through the facilities of Toronto Stock Exchange. During the quarter, we purchased 7.6 million common shares at an average cost of $54.14 per share.
     On March 22, 2005, we announced that we may, from time to time, purchase for cancellation some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms are determined at our sole discretion. During the current quarter, we purchased $nil million of Floating-Rate Debentures due in 2083 and US$24 million ($28 million) of Floating-Rate Debentures due in 2085. Since the announcement date, we have purchased a total of $26 million of Floating-Rate Debentures due in 2083 and US$111 million ($132 million) of Floating-Rate Debentures due in 2085.

Note 9:   Earnings per share

	For the three months ended
	January 31	October 31	January 31
	2007	2006	2006

Basic earnings per share
Net income from continuing operations	$1,494	$1,263	$1,172
Net loss from discontinued operations (1)	–	(1)	(1)

Net income	1,494	1,262	1,171
Preferred share dividends	(16)	(26)	(10)

Net income available to common shareholders	$1,478	$1,236	$1,161

Average number of common shares (in thousands)	1,274,354	1,274,697	1,284,333

Basic earnings per share
Continuing operations	$1.16	$.97	$.90
Discontinued operations (1)	–	–	–

Total	$1.16	$.97	$.90

Diluted earnings per share
Net income available to common shareholders	$1,478	$1,236	$1,161

Average number of common shares (in thousands)	1,274,354	1,274,697	1,284,333
Stock options (2)	14,581	14,339	14,375
Issuable under other stock-based compensation plans	4,150	4,828	5,670

Average number of diluted common shares (in thousands)	1,293,085	1,293,864	1,304,378

Diluted earnings per share
Continuing operations	$1.14	$.96	$.89
Discontinued operations (1)	–	–	–

Total	$1.14	$.96	$.89

(1)	Refer to Note 5.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. For the three-month period ended January 31, 2007, we excluded from the calculation of diluted earnings per share 994,391 average options outstanding with an exercise price of $54.99, as the exercise price of these options was greater than the average market price of our common shares. For the three-month periods ended October 31, 2006 and January 31, 2006, no option was outstanding with an exercise price exceeding the average market price of our common shares.

44   Royal Bank of Canada   First Quarter 2007
Note 10:   Guarantees and contingencies

Guarantees
In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to AcG-14. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The following table summarizes significant guarantees that we have provided to third parties:

Maximum potential amount of future payments

	As at
	January 31		October 31		January 31
	2007		2006		2006

	Maximum potential		Maximum potential		Maximum potential
	amount of future	Carrying	amount of future	Carrying	amount of future	Carrying
	payments	amount (1)	payments	amount (1)	payments	amount (1)

Credit derivatives and written put options (2)	$48,802	$253	$54,723	$352	$26,505	$351
Backstop liquidity facilities	38,601	32	34,342	–	33,534	–
Stable value products (2)	19,570	–	16,098	–	13,256	–
Financial standby letters of credit and performance guarantees	16,632	57	15,902	17	14,678	17
Credit enhancements	4,809	26	4,155	–	3,692	–
Mortgage loans sold with recourse (3)	218	–	204	–	296	–

(1)	As described in Note 1, effective November 1, 2006, a liability is now recognized on the Consolidated Balance Sheet at inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. For credit derivatives and written put options, the prior period comparatives represent the fair values of the derivatives; for financial standby letters of credit and performance guarantees, they represent unamortized premiums received.

(2)	The notional amount of the contract approximates the maximum potential amount of future payments.

(3)	As at October 31 and January 31, 2006, mortgage loans sold with recourse related to the discontinued operations amounted to $nil and $82 million, respectively. Refer to Note 5.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at January 31, 2007, RBC Dexia IS securities lending indemnifications totalled $46,944 million (October 31, 2006 – $45,614 million; January 31, 2006 – $36,124 million); we are exposed to 50% of this amount.
     Refer to Note 27 of our 2006 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). In addition, Royal Bank of Canada and certain related entities have been named as defendants in several other Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 11:   Total trading revenue

Total trading revenue includes both trading-related Net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and amortization of premiums and discounts on their acquisition or issuance. Non-interest income includes realized and unrealized gains and losses from the purchase and sale of securities, and realized and unrealized gains and losses on trading derivative financial instruments.

	For the three months ended
	January 31	October 31	January 31
	2007	2006	2006

Net interest income	$(151)	$(173)	$(82)
Non-interest income	803	620	547

Total	$652	$447	$465

Royal Bank of Canada   First Quarter 2007   45
Note 12:   Results by business segment
Quarterly earnings

	RBC Canadian			RBC U.S. and International
	Personal and Business			Personal and Business			RBC Capital Markets
	Q1/07	Q4/06	Q1/06	Q1/07	Q4/06	Q1/06	Q1/07	Q4/06	Q1/06

Net interest income	$1,588	$1,567	$1,443	$302	$279	$279	$78	$14	$68
Non-interest income	1,958	1,918	1,855	501	461	431	1,322	1,146	945

Total revenue	3,546	3,485	3,298	803	740	710	1,400	1,160	1,013
Provision for (recovery of) credit losses	182	173	142	10	5	10	(8)	–	(85)
Insurance policyholder benefits, claims and acquisition expense	516	611	652	–	–	–	–	–	–
Non-interest expense	1,575	1,566	1,502	611	575	567	877	770	686
Business realignment charges	–	–	–	–	1	–	–	(1)	–

Net income (loss) before income taxes	1,273	1,135	1,002	182	159	133	531	391	412
Income taxes	396	360	333	31	32	30	103	70	93
Non-controlling interest in net income of subsidiaries	–	–	–	2	1	2	8	6	(11)

Net income from continuing operations	877	775	669	149	126	101	420	315	330
Net loss from discontinued operations (1)	–	–	–	–	(1)	(1)	–	–	–

Net income	$877	$775	$669	$149	$125	$100	$420	$315	$330

	Corporate Support			Total
	Q1/07	Q4/06	Q1/06	Q1/07	Q4/06	Q1/06

Net interest income	$(101)	$(129)	$(108)	$1,867	$1,731	$1,682
Non-interest income	50	93	47	3,831	3,618	3,278

Total revenue	(51)	(36)	(61)	5,698	5,349	4,960
Provision for (recovery of) credit losses	(22)	(19)	(20)	162	159	47
Insurance policyholder benefits, claims and acquisition expense	–	–	–	516	611	652
Non-interest expense	4	44	(4)	3,067	2,955	2,751
Business realignment charges	–	–	–	–	–	–

Net income (loss) before income taxes	(33)	(61)	(37)	1,953	1,624	1,510
Income taxes	(95)	(120)	(124)	435	342	332
Non-controlling interest in net income of subsidiaries	14	12	15	24	19	6

Net income from continuing operations	48	47	72	1,494	1,263	1,172
Net loss from discontinued operations	–	–	–	–	(1)	(1)

Net income	$48	$47	$72	$1,494	$1,262	$1,171

(1)	Refer to Note 5.

Composition of business segments
For management reporting purposes, our operations and activities are organized into three business segments: RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets. RBC Canadian Personal and Business consists of banking and wealth management businesses in Canada and our global insurance business, and its results reflect how it is managed, inclusive of securitized assets and related amounts for income and provision for credit losses. RBC U.S. and International Personal and Business consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and international private banking. RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and other services. All other enterprise level activities that are not allocated to these three business segments, such as securitization and other items and net charges associated with unattributed capital, are reported under Corporate Support. Consolidation adjustments, including the elimination of the taxable equivalent basis (teb) gross-up amounts, are also included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for RBC Capital Markets to reflect how it is managed. The use of the teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions.
     Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way that the business segment is managed. This approach ensures our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.
     The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our three business segments are reported under Corporate Support.
     Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.
Changes to comparatives
Within RBC Canadian Personal and Business, we reclassified certain amounts related to trustee services from Non-interest income to Net interest income as a result of a new agreement between three of our Canadian wealth management lines of business. The comparative results reflect this change.

Note 13:   Variable interest entities

We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs. Certain of the multi-seller conduits also financed assets in the form of either securities or instruments that closely resemble securities such as credit-linked notes. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.
     The multi-seller conduits are not consolidated under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities, as we are not the Primary Beneficiary. However, we do hold significant variable interests in these multi-seller conduits resulting from our provision of backstop liquidity facilities, partial credit enhancement and our entitlement to residual fees.
     As a result of increased activities and changes in the exchange rate during the quarter, the total assets of our multi-seller conduits grew to $39 billion as at January 31, 2007 (October 31, 2006 – $34 billion), and our maximum exposure to loss increased to $39 billion (October 31, 2006 – $35 billion).

46   Royal Bank of Canada   First Quarter 2007
Note 14:   Income taxes on components of Other comprehensive Income
The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

For the three
months ended
January 31
2007

Net unrealized gains (losses) on available-for-sale securities	$18
Reclassification of (gains) losses on available-for-sale securities to income	8
Net foreign currency translation gains (losses) from hedging activities	(352)
Net gains (losses) on derivatives designated as cash flow hedges	9
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	8

Total income taxes (recovery)	$(309)

Note 15:   Reconciliation of Canadian and United States generally accepted accounting principles
The Interim Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Interim Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 31 in our 2006 Annual Report.

Condensed Consolidated Balance Sheets

	As at January 31			As at October 31			As at January 31
	2007			2006			2006
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash and due from banks	$3,878	$(152)	$3,726	$4,401	$(101)	$4,300	$4,682	$(4)	$4,678

Interest-bearing deposits with banks	7,637	(4,225)	3,412	10,502	(4,223)	6,279	10,913	(4,634)	6,279

Securities
Trading	169,030	(14,387)	154,643	147,237	(282)	146,955	131,551	(1,722)	129,829
Investment	27,821	(27,821)	–	37,632	(37,632)	–	34,107	(34,107)	–
Available-for-sale	–	38,150	38,150	–	37,535	37,535	–	33,877	33,877

	196,851	(4,058)	192,793	184,869	(379)	184,490	165,658	(1,952)	163,706

Assets purchased under reverse repurchase agreements and securities borrowed	67,744	(2,641)	65,103	59,378	(2,148)	57,230	47,564	(926)	46,638

Loans (net of allowance for loan losses)	218,263	(741)	217,522	208,530	(111)	208,419	192,757	(868)	191,889

Other
Customers’ liability under acceptances	10,011	–	10,011	9,108	–	9,108	7,951	–	7,951
Derivatives	42,226	(233)	41,993	37,729	717	38,446	38,237	1,055	39,292
Premises and equipment, net	1,917	(96)	1,821	1,818	(86)	1,732	1,736	(70)	1,666
Goodwill	4,932	(58)	4,874	4,304	(61)	4,243	4,157	(70)	4,087
Other intangibles	699	(197)	502	642	(211)	431	704	(10)	694
Reinsurance recoverables	–	1,210	1,210	–	1,182	1,182	–	1,181	1,181
Separate account assets	–	118	118	–	111	111	–	115	115
Assets of operations held for sale	–	–	–	82	–	82	178	–	178
Other assets	17,457	28,032	45,489	15,417	24,893	40,310	13,337	32,268	45,605

	77,242	28,776	106,018	69,100	26,545	95,645	66,300	34,469	100,769

	$571,615	$16,959	$588,574	$536,780	$19,583	$556,363	$487,874	$26,085	$513,959

Liabilities and shareholders’ equity

Deposits	$365,606	$(10,232)	$355,374	$343,523	$(9,466)	$334,057	$314,872	$(9,663)	$305,209

Other
Acceptances	10,011	–	10,011	9,108	–	9,108	7,951	–	7,951
Obligations related to securities sold short	46,361	158	46,519	38,252	(1,188)	37,064	35,856	(1,094)	34,762
Obligations related to assets sold under repurchase agreements and securities loaned	41,117	(1,519)	39,598	41,103	(1,141)	39,962	28,841	(922)	27,919
Derivatives	43,971	(410)	43,561	42,094	312	42,406	42,668	541	43,209
Insurance claims and policy benefit liabilities	7,948	2,485	10,433	7,337	2,686	10,023	7,150	2,669	9,819
Separate account liabilities	–	118	118	–	111	111	–	115	115
Liabilities of operations held for sale	–	–	–	32	–	32	37	–	37
Other liabilities	22,853	26,127	48,980	22,649	27,877	50,526	18,533	34,210	52,743

	172,261	26,959	199,220	160,575	28,657	189,232	141,036	35,519	176,555

Subordinated debentures	6,807	6	6,813	7,103	300	7,403	8,116	281	8,397

Trust capital securities	1,385	(1,385)	–	1,383	(1,383)	–	1,399	(1,399)	–

Preferred share liabilities	299	(299)	–	298	(298)	–	300	(300)	–

Non-controlling interest in subsidiaries	1,799	1,105	2,904	1,775	1,083	2,858	1,916	1,381	3,297

Shareholders’equity	23,458	805	24,263	22,123	690	22,813	20,235	266	20,501

	$571,615	$16,959	$588,574	$536,780	$19,583	$556,363	$487,874	$26,085	$513,959

Royal Bank of Canada     First Quarter 2007   47
Note 15:   Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Condensed Consolidated Statements of Income

	For the three months ended
	January 31	October 31	January 31
	2007	2006	2006

Net income from continuing operations, Canadian GAAP	$1,494	$1,263	$1,172
Differences:
Net interest income
Derivative instruments and hedging activities	–	(42)	7
Joint ventures	(27)	(27)	–
Liabilities and equity	29	28	28
Non-interest income
Insurance accounting	(1)	(116)	(140)
Derivative instruments and hedging activities	(3)	2	(33)
Reclassification of financial instruments (1)	44	7	3
Variable interest entities	4	(10)	–
Limited partnerships	–	(6)	(1)
Joint ventures	(145)	(150)	(40)
Reclassification of foreign currency translation	(40)	–	(4)
Other	(9)	(8)	(8)
Provision for (recovery of) credit losses
Joint ventures	1	1	(1)
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	(11)	89	102
Non-interest expense
Stock appreciation rights	9	7	6
Insurance accounting	18	19	16
Joint ventures	149	151	30
Variable interest entities	2	2	–
Other	9	8	8
Income taxes and net difference in income taxes due to the above items	–	38	22
Non-controlling interest in net income of subsidiaries
Variable interest entities	(6)	8	–
Joint ventures	–	3	–
Liabilities and equity	(25)	(25)	(25)

Net income from continuing operations, U.S. GAAP	$1,492	$1,242	$1,142

Net loss from discontinued operations, Canadian GAAP (2)	$–	$(1)	$(1)
Difference-Other	–	–	–

Net loss from discontinued operations, U.S. GAAP (2)	$–	$(1)	$(1)

Net income, U.S. GAAP	$1,492	$1,241	$1,141

Basic earnings per share (3)
Canadian GAAP	$1.16	$.97	$.90
U.S. GAAP	$1.15	$.95	$.87
Basic earnings per share from continuing operations
Canadian GAAP	$1.16	$.97	$.90
U.S. GAAP	$1.15	$.95	$.87
Basic earnings per share from discontinued operations (2)
Canadian GAAP	$–	$–	$–
U.S. GAAP	$–	$–	$–
Diluted earnings per share (3)
Canadian GAAP	$1.14	$.96	$.89
U.S. GAAP	$1.14	$.93	$.86
Diluted earnings per share from continuing operations
Canadian GAAP	$1.14	$.96	$.89
U.S. GAAP	$1.14	$.93	$.86
Diluted earnings per share from discontinued operations (2)
Canadian GAAP	$–	$–	$–
U.S. GAAP	$–	$–	$–

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option. Prior to the adoption of the new financial instruments accounting standards, this item reflected the reclassification of securities only. Refer to the discussion under Changes in significant accounting policies affecting Canadian and U.S. GAAP differences.

(2)	Refer to Note 5.

(3)	Two-class method of calculating earnings per share: The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent.

48   Royal Bank of Canada   First Quarter 2007
Note 15:   Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Condensed Consolidated Statements of Cash Flows (1)

	For the three months ended
	January 31	October 31	January 31
	2007	2006	2006

Cash flows from (used in) operating activities, Canadian GAAP	$(13,521)	$(7,774)	$(4,100)
U.S. GAAP adjustment for net income	(2)	(22)	(30)
Adjustments to determine net cash from (used in) operating activities Provision for credit losses	(1)	(1)	–
Depreciation	(5)	(6)	(4)
Future income taxes	(2)	240	51
Amortization of other intangibles	(6)	(8)	–
Changes in operating assets and liabilities Insurance claims and policy benefit liabilities	(201)	55	26
Net change in accrued interest receivable and payable	253	(183)	80
Derivative assets	950	(3)	102
Derivative liabilities	(722)	(136)	(38)
Trading securities	3,493	1,177	745
Reinsurance recoverable	28	27	(9)
Net change in brokers and dealers receivable and payable	(4,563)	1,253	2,014
Other	(691)	(767)	2,868

Net cash from (used in) operating activities, U.S. GAAP	(14,990)	(6,148)	1,705

Cash flows from (used in) investing activities, Canadian GAAP	(15,105)	(1,150)	(12,204)
Change in interest-bearing deposits with banks	2	(553)	4,602
Change in loans, net of loan securitizations	630	(102)	1,807
Proceeds from sale of investment securities	(2,301)	(5,754)	(3,678)
Proceeds from maturity of investment securities	(3,841)	(5,231)	(7,043)
Purchases of investment securities	5,595	10,690	8,415
Proceeds from sale of available-for-sale securities	2,301	5,754	3,678
Proceeds from maturity of available-for-sale securities	3,841	5,231	7,044
Purchases of available-for-sale securities	(5,465)	(11,078)	(8,191)
Change in investment securities	–	–	(1)
Net acquisitions of premises and equipment	15	20	41
Change in assets purchased under reverse repurchase agreements and securities borrowed	493	(376)	926

Net cash from (used in) investing activities, U.S. GAAP	(13,835)	(2,549)	(4,604)

Cash flows from financing activities, Canadian GAAP	28,001	9,518	16,043
Change in deposits	(20,459)	(8,821)	(8,012)
Change in deposits – Canada	129	10,175	(6,267)
Change in deposits – International	19,564	(115)	4,588
Issue of common shares	–	1	–
Sales of treasury shares	1	–	–
Purchase of treasury shares	–	(2)	–
Dividends paid	(4)	(2)	(4)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(378)	(75)	(922)
Dividends/distributions paid by subsidiaries to non-controlling interests	(51)	–	(51)
Change in obligations related to securities sold short	1,346	(1,324)	(2,741)

Net cash from financing activities, U.S. GAAP	$28,149	$9,355	$2,634

Effect of exchange rate changes on cash and due from banks	$102	$(7)	$(58)

Net change in cash and due from banks	(574)	651	(323)
Cash and due from banks at beginning of period	$4,300	$3,649	$5,001

Cash and due from banks at end of period, U.S. GAAP	$3,726	$4,300	$4,678

(1)	We did not have discontinued operations in the first quarter of 2007. For the three months ended October 31, 2006 and January 31, 2006, Canadian and U.S. GAAP cash flow reconciling items relating to discontinued operations were not material. Refer to Note 5.
Accumulated other comprehensive income (loss), net of income taxes

	As at
	January 31			October 31	January 31
	2007			2006 (1)	2006 (1)
	Canadian		U.S.
	GAAP	Differences	GAAP

Unrealized gains (losses) on available-for-sale securities	$50	$155	$205	$191	$50
Unrealized foreign currency translation gains (losses), net of hedging activities	(1,788)	44	(1,744)	(2,000)	(2,025)
Gains (losses) on derivatives designated as cash flow hedges	(22)	5	(17)	(52)	(82)
Additional pension obligation	–	(62)	(62)	(62)	(313)

Accumulated other comprehensive income (loss), net of income taxes	$(1,760)	$142	$(1,618)	$(1,923)	$(2,370)

(1)	The concept of AOCI was introduced under Canadian GAAP upon the adoption of Section 1530 on November 1, 2006 (refer to Note 1). Accordingly, there is no reconciliation for the prior periods.

Royal Bank of Canada   First Quarter 2007   49
Note 15:   Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Consolidated Statements of Comprehensive Income

	For the three months ended
	January 31			October 31	January 31
	2007			2006 (1)	2006 (1)
	Canadian		U.S.
	GAAP	Differences	GAAP

Net income	$1,494	$(2)	$1,492	$1,241	$1,141
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	39	(25)	14	253	(33)
Unrealized foreign currency translation gains (losses)	879	–	879	91	(609)
Reclassification of (gains) losses on foreign currency translation to income	(40)	40	–	–	–
Net foreign currency translation gains (losses) from hedging activities	(623)	–	(623)	17	352
Net gains (losses) on derivatives designated as cash flow hedges	17	1	18	(69)	42
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	17	–	17	47	41
Additional pension obligation	–	–	–	251	–

Total comprehensive income	$1,783	$14	$1,797	$1,831	$934

Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities	$26	$(19)	$7	$134	$(18)
Net foreign currency translation gains (losses) from hedging activities	(352)	–	(352)	11	173
Net gains (losses) on derivatives designated as cash flow hedges	9	–	9	(35)	23
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	8	–	8	24	21
Additional pension obligation	–	–	–	134	–

Total income taxes (recovery)	$(309)	$(19)	$(328)	$268	$199

(1)	A new Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon the adoption of Section 1530 on November 1, 2006 (refer to Note 1). Accordingly, there is no reconciliation for the prior periods.
Material balance sheet reconciling items
The following tables present the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

	Derivative												Guarantees,
	instruments												loan
	and	Variable			Reclassification		Stock	Liabilities	Additional	Trade		Right	commitments
	hedging	interest	Joint	Insurance	of financial	Limited	appreciation	and	pension	date	Non-cash	of	and other
As at January 31,2007	activities	entities	ventures	accounting	instruments (1)	partnerships	rights	equity	obligation	accounting	collateral	offset	minor items	Total

Assets
Cash and due from banks	$–	–	(152)	–	–	–	–	–	–	–	–	–	–	$(152)
Interest-bearing deposits with banks	$(62)	–	(4,163)	–	–	–	–	–	–	–	–	–	–	$(4,225)
Securities	$(1)	(328)	(382)	–	(1)	(190)	–	–	–	(3,157)	–	–	1	$(4,058)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	–	(2,641)	–	–	–	–	–	–	–	–	–	–	$(2,641)
Loans	$35	–	(1,707)	–	(14)	–	–	–	–	–	–	893	52	$(741)
Other assets	$(214)	–	(3,624)	2,871	3	175	(24)	–	(25)	11,777	17,747	–	90	$28,776
Liabilities and shareholders’ equity
Deposits	$88	–	(10,355)	–	39	–	–	–	–	–	–	–	(4)	$(10,232)
Other liabilities	$(406)	(70)	(2,284)	2,529	(15)	–	(63)	(8)	37	8,620	17,747	893	(21)	$26,959
Subordinated debentures	$6	–	–	–	–	–	–	–	–	–	–	–	–	$6
Trust capital securities	$–	–	–	–	–	–	–	(1,385)	–	–	–	–	–	$(1,385)
Preferred share liabilities	$–	–	–	–	–	–	–	(299)	–	–	–	–	–	$(299)
Non-controlling interest in subsidiaries	$–	(258)	(30)	–	–	–	–	1,393	–	–	–	–	–	$1,105
Shareholders’equity	$70	–	–	342	(36)	(15)	39	299	(62)	–	–	–	168	$805

	Derivative												Guarantees,
	instruments												loan
	and	Variable			Reclassification		Stock	Liabilities	Additional	Trade		Right	commitments
	hedging	interest	Joint	Insurance	of securities	Limited	appreciation	and	pension	date	Non-cash	of	and other
As at October 31, 2006	activities	entities	ventures	accounting	(1)	partnerships	rights	equity	obligation	accounting	collateral	offset	minor items	Total

Assets
Cash and due from banks	$–	–	(101)	–	–	–	–	–	–	–	–	–	–	$(101)
Interest-bearing deposits with banks	$(33)	–	(4,190)	–	–	–	–	–	–	–	–	–	–	$(4,223)
Securities	$–	(342)	(288)	–	369	(179)	–	–	–	60	–	–	1	$(379)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	–	(2,148)	–	–	–	–	–	–	–	–	–	–	$(2,148)
Loans	$41	–	(1,004)	–	–	–	–	–	–	–	–	852	–	$(111)
Other assets	$321	(2)	(3,723)	2,890	(128)	164	(22)	–	(25)	10,401	16,558	–	111	$26,545
Liabilities and shareholders’ equity
Deposits	$52	–	(9,518)	–	–	–	–	–	–	–	–	–	–	$(9,466)
Other liabilities	$(77)	(39)	(1,907)	2,777	–	–	(58)	(34)	37	10,461	16,558	852	87	$28,657
Subordinated debentures	$300	–	–	–	–	–	–	–	–	–	–	–	–	$300
Trust capital securities	$–	–	–	–	–	–	–	(1,383)	–	–	–	–	–	$(1,383)
Preferred share liabilities	$–	–	–	–	–	–	–	(298)	–	–	–	–	–	$(298)
Non-controlling interest in subsidiaries	$–	(305)	(29)	–	–	–	–	1,417	–	–	–	–	–	$1,083
Shareholders’ equity	$54	–	–	113	241	(15)	36	298	(62)	–	–	–	25	$690

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option. Prior to the adoption of the new financial instruments accounting standards, this column reflected the reclassification of securities only. Refer to the discussion under Changes in significant accounting policies affecting Canadian and U.S. GAAP differences.

50   Royal Bank of Canada   First Quarter 2007
Note 15:   Reconciliation of Canadian and United States generally accepted accounting principles (continued)

													Guarantees,
	Derivative												loan
	instruments	Variable					Stock		Additional				commitments
	and hedging	interest	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	Trade date	Non-cash	Right of	and other
As at January 31,2006	activities	entities	ventures	accounting	of securities (1)	partnerships	rights	and equity	obligation	accounting	collateral	offset	minor items	Total

Assets
Cash and due from banks	$–	–	(4)	–	–	–	–	–	–	–	–	–	–	$(4)
Interest-bearing deposits with banks	$(35)	–	(4,599)	–	–	–	–	–	–	–	–	–	–	$(4,634)
Securities	$–	–	(274)	–	193	(142)	–	–	–	(1,692)	–	–	(37)	$(1,952)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	–	(926)	–	–	–	–	–	–	–	–	–	–	$(926)
Loans	$42	–	(1,775)	–	–	–	–	–	–	–	–	865	–	$(868)
Other assets	$706	–	(3,281)	2,800	(68)	128	(19)	–	167	13,378	20,522	–	136	$34,469
Liabilities and shareholders’ equity
Deposits	$(82)	–	(9,581)	–	–	–	–	–	–	–	–	–	–	$(9,663)
Other liabilities	$473	–	(1,252)	2,710	–	–	(50)	(8)	480	11,686	20,522	865	93	$35,519
Subordinated debentures	$281	–	–	–	–	–	–	–	–	–	–	–	–	$281
Trust capital securities	$–	–	–	–	–	–	–	(1,399)	–	–	–	–	–	$(1,399)
Preferred share liabilities	$–	–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	–	(26)	–	–	–	–	1,407	–	–	–	–	–	$1,381
Shareholders’ equity	$41	–	–	90	125	(14)	31	300	(313)	–	–	–	6	$266

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option. Prior to the adoption of the new financial instruments accounting standards, this column reflected the reclassification of securities only. Refer to the discussion under Changes in significant accounting policies affecting Canadian and U.S. GAAP differences.

Changes in significant accounting policies affecting Canadian and
U.S. GAAP differences
Canadian GAAP
Financial instruments
With the adoption of Handbook Section 1530, Comprehensive income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges, the accounting of securities, derivative instruments, hedging activities and guarantees are substantially harmonized with U.S. GAAP. The significant difference subsequent to the adoption of these new Canadian standards primarily relates to the use of the “fair value option”. As described in Note 1, Section 3855 allows the designation of any financial instrument as held-for-trading on its initial recognition or upon adoption of the new standard. The fair value option under Canadian GAAP has a broader application as it can be elected for any financial instrument as compared to current U.S. GAAP which only allows it for servicing rights and certain hybrid financial instruments (refer to the section on U.S. GAAP below). The principal categories of financial instruments where we have applied the fair value option under Canadian GAAP are described in Note 1 and are reflected in the Reclassification of financial instruments column in the Material balance sheet reconciling items table as at January 31, 2007.
U.S. GAAP
Accounting for certain hybrid financial instruments
On November 1, 2006, we adopted the Financial Accounting Standards Board (FASB) Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140 (FAS 155). FAS 155 allows an entity to measure any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value, with changes in fair value recognized in earnings. The adoption of this U.S. accounting standard did not materially impact our consolidated financial position or results of operations.
Accounting for servicing financial assets
On November 1, 2006, we adopted FASB Statement No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can elect to subsequently amortize its initial fair value over the term of the servicing rights, or remeasure them at fair value with changes recognized in Net income. The ability to remeasure servicing rights at fair value through Net income eliminates the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting. The adoption of this U.S. accounting standard did not materially impact our consolidated financial position or results of operations.
Future accounting changes
Guidance for quantifying financial statement misstatements
On September 13, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). It requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 will be effective for our annual 2007 financial statements.
Accounting for defined benefit pension and other post-retirement plans
On September 29, 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158). FAS 158 requires an entity to (i) recognize the funded status of a benefit plan on the balance sheet; (ii) recognize in OCI the existing unrecognized net gains and losses, prior-service costs and credits, and net transition assets or obligations; and (iii) measure defined benefit plan assets and obligations as at the fiscal year-end date. This statement is effective prospectively for us at the end of fiscal year 2007 in respect of recognition requirements mentioned in (i) and (ii) above, and at the end of the fiscal year 2009 in respect of measurement date changes mentioned in (iii) above.
Guidance on accounting for income taxes
On July 13, 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which provides additional guidance on how to recognize, measure and disclose income tax benefits. FIN 48 will be effective for us on November 1, 2007.
Accounting for deferred acquisition costs for insurance operations
On September 19, 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, by amendment or endorsement, rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially changed from the replaced contract is accounted for as an extinguishment of the replaced contract, resulting in expensing of the unamortized deferred acquisition costs. This SOP 05-1 will be effective for us on November 1, 2007.
Framework on fair value measurement
On September 15, 2006, FASB issued Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on November 1, 2008.
We are currently assessing the impact of adopting the above standards on our consolidated financial position and results of operations.

Note 16:   Subsequent event

Significant capital transaction
On March 2, 2007, we announced our intention to redeem all of our outstanding $500 million subordinated debentures due June 4, 2012, at par value plus accrued interest. The redemption is expected to be completed on June 4, 2007.

Royal Bank of Canada   First Quarter 2007   51

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800
Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
website:
rbc.com
Transfer Agent
and Registrar
Main Agent
Computershare Trust
Company of Canada
Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555, or
1-866-586-7635
Fax: (514) 982-7635
website:
computershare.com
Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286
Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road,
Bristol BS99 7NH
England
Stock exchange listings
(Symbol: RY)
Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)
All preferred shares are listed on the Toronto Stock Exchange.
Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.
Shareholder contact
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust
Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or
1-866-586-7635
For other shareholder inquiries,
contact: Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at:
rbc.com/investorrelations

Direct deposit service Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at its mailing address.	December 31, 2005, are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by the bank hereafter are designated as “eligible dividends” for the purposes of such rules.

Dividend Reinvestment Plan
Our Dividend Reinvestment Plan provides our registered common shareholders residing in Canada and the United States with the means to purchase additional common shares of the bank through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:

Computershare Trust Company of Canada
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada
and U.S.) or
(514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com

Eligible dividend designation
For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation,	Institutional investors, brokers and security analysts
For financial information inquiries, contact:
Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchases
We are engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2006, we may repurchase up to 40 million shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting RBC’s Secretary at our Toronto mailing address.

2007 Quarterly earnings
release dates

all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after	First quarter Second quarter Third quarter Fourth quarter	March 2 May 25 August 24 November 30
Dividend dates for 2007
Subject to approval by the Board of Directors

	Record dates	Payment dates

Common and preferred	Jan. 25	Feb. 23
shares series N, W, AA, AB and AC	Apr. 25	May 24
	Jul.26	Aug. 24
	Oct. 25	Nov. 23

ADandAE	Apr. 25	May 24
	Jul.26	Aug. 24
	Oct. 25	Nov. 23

Information contained in or otherwise accessible through the websites mentioned in this Report to Shareholders does not form a part of this report. All references in this Report to Shareholders to websites are inactive textual references and are for your information only.
Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CENTURA, RBC DAIN RAUSCHER, RBC INSURANCE, RBC MORTGAGE, RBC CAPITAL MARKETS, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC ASSET MANAGEMENT, RBC CARLIN, RBC DANIELS, RBC GLOBAL PRIVATE BANKING, RBC PREMIER LINE OF CREDIT, RBC SELECT AGGRESSIVE GROWTH FUND and RBC SUISSE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia companies are licensed users of the RBC trademark.

This report has been printed on Forest Stewardship Council (FSC)-certified Domtar Opaque Plainfield text. FSC fibre used in the manufacture of Domtar Opaque Plainfield paper comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules.